As filed with the Securities and Exchange Commission on May 15, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2/A
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
LEXICON UNITED INCORPORATED
(Name of small business issuer in its charter)

Delaware	7320	06-1625312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Elie Saltoun
Chief Executive Officer,
President and Treasurer
Lexicon United Incorporated
4500 Steiner Ranch Blvd., Suite # 1708
Austin, Texas 78732
(512) 266-3507
(Address and telephone number of principal executive offices and principal place of business)

Elie Saltoun Chief Executive Officer, President and Treasurer Lexicon United Incorporated 4500 Steiner Ranch Blvd., Suite # 1708 Austin, Texas 78732 (512) 266-3507	Louis A. Bevilacqua, Esq. Joseph R. Tiano, Esq. Thelen Reid Brown Raysman & Steiner LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4281

(Names, addresses and telephone numbers of agents for service)

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value
Total	249,735	$2.50	$624,338	$20.00

(1)  Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated May 15, 2007

LEXICON UNITED INCORPORATED

249,735 Shares of Common Stock

This prospectus relates to the resale of our common stock to the public by selling stockholders.

Our common stock is not listed on any principal market, nor is it quoted on any securities quotation system. Therefore, there is no reported sales price per share of our common stock as of the date of this prospectus.

The selling stockholders will sell our shares at a price per share equal to $2.50 until our shares are quoted on the Over-the-Counter Bulletin Board, and thereafter at prevailing market prices or at privately negotiated prices.

None of the selling stockholders are “underwriters” within the meaning of the Securities Act of 1933. Any participating broker-dealers may be deemed to be underwriters, and any commissions or discounts given to an underwriter may be regarded as underwriting commissions or discounts under the Securities Act. We are not aware of any agreement or understanding, directly or indirectly, with the selling stockholders and any person to distribute their common stock.

The securities being offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4 to read about significant risk factors you should consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 15, 2007

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Except as otherwise indicated by the context, references in this prospectus to “Lexicon,” “we,” “us,” or “our,” are references to the combined business of Lexicon United Incorporated, including, after February 27, 2006, its majority-owned subsidiary, ATN Capital E Participações Ltda. or ATN. For financial statement purposes, the acquisition was treated as occurring on January 1, 2006. The terms “Lexicon,” “we,” “us,” or “our” in each case do not include the selling stockholders. References to “Securities Act” are references to the Securities Act of 1933, as amended and references to “Exchange Act” are references to the Securities Exchange Act of 1934, as amended.

Our Company

Background

Our corporate name is Lexicon United Incorporated. We were incorporated on July 17, 2001 in the state of Delaware. We were a “blank check” company and had no operations other than organizational matters and conducting a search for an appropriate acquisition target until February 27, 2006 when we completed an acquisition transaction with ATN, a Brazilian limited company, that had commenced business in April 1997. ATN is engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil.

On April 29, 2005, our stockholders approved a four for one reverse stock split which became effective on June 28, 2005.

Acquisition of ATN Capital & Participações Ltda

On February 27, 2006, we completed an acquisition transaction with ATN whereby we acquired 400,000 shares of ATN common stock, constituting 80% of ATN’s issued and outstanding capital stock, from the two stockholders of ATN in exchange for 2,000,000 shares our common stock. Upon the consummation of such share exchange, the two stockholders of ATN became holders of approximately 23.72% of our outstanding common stock in the aggregate and ATN became our majority-owned subsidiary.

When we refer in this prospectus to business for periods prior to the consummation of the acquisition, we are referring to the business of ATN.

Our Business Generally

Through our subsidiary, ATN, we are engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil. Our focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due).

We derive our revenues primarily from collection of distressed debt by entering into non binding agreements with financial institutions to collect their debt. Once an agreement is reached with the debtor of the financial institution based upon established parameters, an installment agreement is established. We are then entitled to a commission on the agreed settlement. We earn and record the pro rata commission for each installment, when the installment payments are received from the debtors. Our average fee was approximately 15% during the fiscal year ended December 31, 2006 and 2005. We do not acquire accounts receivable for our own account. Our services are limited to managing the recovery of accounts receivable for our third-party clients.

The types of receivables that we generally manage include charged-off receivables, which are accounts receivable that have been written-off by the originators and may have been previously serviced by collection agencies, and semi-performing receivables, which are accounts receivable where the debtor is currently making partial or irregular monthly payments, but the accounts may have been written-off by the originators.

The Offering

Common stock offered by selling stockholders	249,735 shares. (1) This number represents 6.83% of our current outstanding stock.

Common stock outstanding before the offering	8,456,250 shares

Common stock outstanding after the offering	8,456,250 shares

Proceeds to us	We will not receive proceeds from the resale of shares by the selling stockholders.

(1)	Based on 8,456,250 shares of common stock outstanding as of May 14, 2007.

Summary of Selected Financial Information

The following selected financial information is derived from our consolidated financial statements appearing elsewhere in this prospectus. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ending
	December 31,	December 31,
	2006 in US Dollars	2005 in US Dollars

Revenues	2,512,205	0

Cost of Sales	1,901,898	0

Gross Profits	610,307	0

Costs and expenses	1,716,222	490,160

Operating income (loss)	(1,105,915)	(490,160)

Other income (expenses)	(158,661)	26,258

Income taxes	0	0

Net income (loss)	(1,264,576)	(463,902)

BALANCE SHEET DATA:
Working capital	(1,882,949)	883,604

Current assets	1,192,883	940,809

Total assets	3,288,172	943,368

Current liabilities	3,075,832	57,205

Total liabilities	3,405,544	57,205

Shareholders' equity (deficit)	(117,372)	886,163

Additional Information

Our principal executive offices are located at 4500 Steiner Ranch Boulevard, Suite # 1708, Austin, Texas 78732 and our telephone number is (512) 266-3507. We do not as yet maintain a website for our Company.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. In this event you could lose all or part of your investment.

FINANCIAL RISKS

We only have approximately 896,531 in cash and if we are unable to raise more money we will be required to delay, scale back or eliminate our marketing and development programs.

As of December 31, 2006, we had approximately $896,531 in cash available to fund our operations, which includes cash held by both Lexicon and ATN on a consolidated basis. The amounts and timing of our expenditures will depend primarily on our ability to raise additional capital. We may seek to satisfy our future funding requirements through new offerings of securities or from other sources, including loans from our controlling stockholders. Additional financing may not be available when needed or on terms acceptable to us. We have no current commitment for additional financing. Unavailability of financing may require us to delay, scale back or eliminate some or all of our marketing and development programs. To the extent we raise additional capital by issuing equity securities, your ownership interest would be diluted.

RISKS RELATING TO OUR BUSINESS

The company has a history of losses and may need additional financing to continue its operations, and such financing may not be available upon favorable terms, if at all.

We have incurred net losses of $1,264,576 in 2006 and $463,902 in 2005 and an accumulated deficit of $1,890,063 and has a negative working capital of $1,882,949 at December 31, 2006. There can be no assurances that we will be able to operate profitably in the future. In the event that we are not successful in implementing its business plan, we will require additional financing in order to succeed. There can be no assurance that additional financing will be available now or in the future on terms that are acceptable to us. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, all of which could have a material adverse effect on our business, financial condition or operating results.

There is substantial doubt about our ability to continue as a going concern due to significant recurring losses from our operations and our accumulated deficit.

There is substantial doubt about our ability to continue as a going concern due to significant recurring losses from our operations and our accumulated deficit, all of which means that we may not be able to continue operations unless we obtain additional funding. Management’s plans include raising capital through the equity markets to fund future operations and generating of revenue through its business. Failure to raise adequate capital and generate adequate sales revenues could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital to support its operating expenses and generate adequate revenues, there can be no assurances that the revenue will be sufficient to enable us to develop business to a level where we will generate profits and cash flows from operations.

Our business is dependent on our ability to grow internally and if we cannot achieve internal growth our business, results of operations and financial results will suffer.

Our business is dependent on our ability to grow internally, which is dependent upon:

•	Our ability to retain existing clients and expand our existing client relationships; and

•	Our ability to attract new clients.

Our ability to retain existing clients and expand those relationships is subject to a number of risks, including the risk that:

•	We fail to maintain the quality of services we provide to our clients;

•	We fail to maintain the level of attention expected by our clients;

•	We fail to successfully leverage our existing client relationships to sell additional services; and

•	We fail to provide competitively priced services to our clients.

Our ability to attract new clients is subject to a number of risks, including:

•	The market acceptance of our service offerings;

•	The quality and effectiveness of our sales personnel; and

•	The competitive factors within the accounts receivable management industry in Brazil.

If our efforts to retain and expand our client relationships and to attract new clients do not prove effective, it could have a materially adverse effect on our business, results of operations and financial condition.

If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive.

Our success depends in large part on our sophisticated telecommunications and computer systems. We use these systems to identify and contact large numbers of debtors and record the results of our collection efforts. If we are not able to respond to technological changes in telecommunications and computer systems in a timely manner, we may not be able to remain competitive. We anticipate that it will be necessary to invest in technology in the future to remain competitive. During the fiscal years ended December 31, 2006 and 2005, we invested approximately $40,000 and $44,000 in technology, respectively. We expect that in future years we will have to invest similar amounts in technology. Telecommunications and computer technologies are changing rapidly and are characterized by short product life cycles, so we must anticipate technological developments. If we are not successful in anticipating, managing, or adopting technological changes on a timely basis or if we do not have the capital resources available to invest in new technologies, our business could be materially adversely affected.

We are highly dependent on our telecommunications and computer systems.

As noted above, our business is highly dependent on our telecommunications and computer systems. These systems could be interrupted by terrorist acts, natural disasters, power losses, or similar events. Our business is also materially dependent on services provided by various local telephone companies. If our equipment or systems cease to work or become unavailable, or if there is any significant interruption in telephone services, we may be prevented from providing services. Because we generally recognize revenue only as accounts receivables are collected, any failure or interruption of services would mean that we would continue to incur payroll and other expenses without any corresponding income.

An increase in communication rates or a significant interruption in communication service could harm our business.

Our ability to offer services at competitive rates is highly dependent upon the cost of communication services provided by various local telephone companies. Any change in the telecommunications market that would affect our ability to obtain favorable rates on communication services could harm our business. Moreover, any significant interruption in communication service or developments that could limit the ability of telephone companies to provide us with increased capacity in the future could harm existing operations and prospects for future growth.

We compete with a large number of providers in the accounts receivable and collection industry in Brazil. We may be forced to lower our rates to compete effectively, which will result in lower profit margins.

In the accounts receivable management and service industry in Brazil, we compete with sizable corporations, as well as many regional and local firms. We may lose business to competitors that offer more diversified services and/or operate in broader geographic areas than we do. We may also lose business to regional or local firms who are able to use their proximity to or contacts with local clients as a marketing advantage. In addition, many companies perform the accounts receivable management services offered by us in-house. Many larger clients retain multiple accounts receivable service providers, which exposes us to continuous competition in order to remain a preferred provider. Because of this competition, in the future we may have to reduce our fees to remain competitive and this competition could have a materially adverse effect on our future financial results.

All of our clients are concentrated in the financial services sector. If this sector performs poorly or if there are any adverse trends in this sector, we will have fewer customers, which will result in lower revenues.

For the years ended December 31, 2006 and 2005, we derived all of our revenue from clients in the financial services sector. If this sector performs poorly, clients in this sector may do less business with us, or they may elect to perform the services provided by us in-house. If there are any trends in this sector to reduce or eliminate the use of third-party accounts receivable service providers, it could harm our business.

Our Chairman and Chief Executive Officer has almost no experience with our core business of servicing accounts receivables for financial institutions. As a result, he may not be able to make informed decisions about our business and may neglect our affairs in order to attend to the affairs of Keyano Invest Inc., a consulting firm that he is a principal of.

Although Elie Saltoun, our Chairman and Chief Executive Officer, and the beneficial owner of 68.81% of our common stock has experience in equity conversions and debt restructuring, he does not have a background in the business of servicing accounts receivables for financial institutions and has only become involved in this industry upon the Company’s acquisition of ATN. Mr. Saltoun must rely heavily on the experience of the officers of ATN in making business decisions on behalf of the Company.  Because of conflicts of interest with respect to the business time of Mr. Saltoun, there is a risk that Mr. Saltoun will neglect our affairs in order to handle the affairs of Keyano Invest Inc.  There is also a risk that Mr. Saltoun will make uninformed decisions about our business since he does not have a lot of experience in our core industry.

Our success depends on our senior management team and the senior management team of our operating subsidiary, ATN, and if we are not able to retain them, we will have significant operating problems.

We are highly dependent upon the continued services and experience of our senior management team. We depend on the services of our senior management team to, among other things, continue the development and implementation of our growth strategies, and maintain and develop our client relationships.

We are dependent on our employees and a higher turnover rate would result in higher costs to train new personnel and could lead to poor service, which would negatively affect our financial condition and operations.

We are dependent on our ability to attract, hire and retain qualified employees. The Brazilian accounts receivable service and management industry, by its nature, is labor intensive and experiences a high employee turnover rate. Many of our employees receive modest hourly wages and some of these employees are employed on a part-time basis. A higher turnover rate among our employees would increase our recruiting and training costs and could materially adversely impact the quality of services we provide to our clients. If we were unable to recruit and retain a sufficient number of employees, we would be forced to limit our growth or possibly curtail our operations. Growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that we will be able to continue to hire, train and retain a sufficient number of qualified employees to meet the needs of our business or to support our growth. If we are unable to do so, our results of operations could be harmed. Any increase in hourly wages, costs of employee benefits or employment taxes in Brazil could also have a materially adverse affect.

We may experience variations from quarter to quarter in operating results and net income that could adversely affect the price of our common stock.

Factors that could cause quarterly fluctuations include, among other things, the following:

•	The timing of our clients’ accounts receivable collection programs and the commencement of new contracts and termination of existing contracts;

•	Customer contracts that require us to incur costs in periods prior to recognizing revenue under those contracts;

•	The effects of a change of business mix on profit margins;

•	The timing of additional selling, general and administrative expenses to support new business;

•	Fluctuations in foreign currency exchange rates;

•	The amount and timing of new business; and

•	That our business tends to be slower during summer and holiday seasons.

Most of our accounts receivable management contracts do not require clients to place accounts with us, may be terminated on 30 or 60 days notice and are on a contingent fee basis. We cannot guarantee that existing clients will continue to use our services at historical levels, if at all.

Under the terms of most of our accounts receivable management contracts, clients are not required to give accounts to us for collection and usually have the right to terminate our services on 30 or 60 days notice. Accordingly, we cannot guarantee that existing clients will continue to use our services at historical levels, if at all. In addition, most of these contracts provide that we are entitled to be paid only when we collect accounts. Therefore, under applicable accounting principles, we can recognize revenues only upon the collection of funds on behalf of clients.

We rely on five major clients for a significant portion of our revenues. The loss of these customers as our clients or their failure to pay us could reduce revenues and adversely affect the results of our operations.

We rely on five major clients for approximately 68.25% of our income. During fiscal year 2006 revenues from our clients Ativos, HSBC Bank, Fininvest, Leader and Unicard for fiscal year 2006 constituted approximately 11.85%, 16.06%, 13.55%, 14.51% and 12.30% of our total revenues, respectively. None of these major clients are contractually obligated to continue use of our services at historic levels or at all, subject only to notice periods for termination. If any of these customers were to significantly reduce their amount of service, fail to pay, or terminate their relationships with us altogether, our business could be harmed.

We have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them; future transactions with related parties could pose conflicts of interest.

In the past, we have engaged in transactions with members of our Board of Directors, significant stockholders, and entities affiliated with them, which inherently give rise to conflicts of interest. For example, certain of these parties have previously provided debt financing to us and have received additional equity interests, such as shares of our stock upon the conversion of such debt financing. Transactions with related parties such as these pose a risk that such transactions are on terms that are not as beneficial to us as those that may be arranged with third parties.

One of our officers has failed to pay a civil penalty in the amount of $55,000 that was imposed on him under a settlement order relating to an SEC administrative proceeding for alleged violations of federal securities laws.

On July 28, 2006, the SEC issued an order in connection with the settlement of an administrative proceeding against our Secretary, Jeffrey G. Nunez. The order indicates that Mr. Nunez, who at the time was a registered representative (broker) at the brokerage firm of Providential Securities, Inc., played an active role in the distribution of hundreds of thousands of unregistered shares of stock of Morgan Cooper, Inc. in violation of Section 5 of the Securities Act. Morgan Cooper, Inc., formerly Gong Hei Investment Co., Ltd., is the successor company in a reverse merger transaction that occurred on November 18, 1999 when Morgan Cooper, Inc., then a private company engaged in the garment business, effected a business combination with Gong Hei Investment Co., Ltd., then a public reporting shell company. Mr. Nunez acted as a broker in connection with the sale of the shares by James Caprio and James Morse, who were principals of the shell company prior to the reverse merger, to the brokerage clients of Providential Securities. Pursuant to the settlement agreement between Mr. Nunez and the Commission, the Commission permanently enjoined Nunez from future violations of Section 5(a) and 5(c) of the Securities Act, ordered Nunez to pay a $55,000 civil penalty and suspended Mr. Nunez from association with any broker-dealer for a period of six months. Mr. Nunez has not yet paid the $55,000 civil penalty but he intends to work out a payment arrangement with the Commission. Mr. Nunez does not admit or deny any wrongdoing or liability and the settlement does not establish wrongdoing or liability for purposes of any other proceeding.

RISKS OF DOING BUSINESS IN BRAZIL

The executive offices of our subsidiary and all of our operations are based in Brazil. Accordingly, we are subject to all of the risks inherent in doing business in a foreign jurisdiction.

The executive offices of our subsidiary and all of our material operations are in Brazil and we expect to make further investments in Brazil in the future. Therefore, our business, financial condition and results of operations are to a significant degree subject to economic, political and social events in Brazil, including the material risks outlined below.

Political or economic instability in Brazil could have an adverse impact on our results of operations due to diminished revenues.

All of our revenues are derived from Brazil. Political or economic instability in Brazil could have an adverse impact on our results of operations due to diminished revenues. Our future revenue, costs of operations and profit results could also be affected by a number of other factors related to our Brazilian operations, including changes in economic conditions in Brazil, changes in a country’s political condition, trade protection measures, licensing and other legal requirements, and local tax issues.

Fluctuations in currency exchange rates could negatively affect our performance

Unanticipated currency fluctuations in the Brazilian Real could lead to lower reported consolidated results of operations due to the translation of these currencies into U.S. dollars when we consolidate our financial results. We provide accounts receivable collection and management services to our Brazilian clients utilizing Brazilian labor sources. A decrease in the value of the U.S. dollar in relation to the Brazilian Real could increase our cost of doing business in Brazil.

Governmental policies in Brazil could impact our business.

Changes in Brazil’s governmental policies which could have a substantial impact on our business include:

•	new laws and regulations or new interpretations of those laws and regulations;

•	the introduction of measures to control inflation or stimulate growth;

•	changes in the rate or method of taxation;

•	the imposition of additional restrictions on currency conversion and remittances abroad; and

•	any actions which limit our ability to finance and operate our business in Brazil.

Fluctuations in exchange controls could negatively affect our performance.

Exchange transactions are generally controlled by the Central Bank of Brazil which authorizes a series of banks to act in the foreign exchange market, selling and buying currencies. There is a commercial rate of exchange published daily by the Central Bank based upon market results on said day. A free market, and quotation system exists, mainly dealing with tourist activities. Both rates have been extremely close since the inception of the stabilization plan ("Plano Real") several years ago. Subject to certain registration requirements with the Central Bank of Brazil and compliance with certain regulations, we may repatriate U.S. Dollars earned from our Brazilian operations through the repayment of loans and the payment of dividends. On occasions in the past, Brazil has imposed temporary restrictions on the conversion and remittance of foreign capital, for example when there was a serious imbalance in Brazil's balance of payments. In such circumstances, we could be adversely affected, if the exchange control rules were changed to delay or deny remittances abroad from us.

Your ability to bring an action against us, ATN and those of our officers and directors that are based in Brazil, or to enforce a judgment against us and such officers and directors or to recover assets in the possession of us, ATN or such officers and directors, will be difficult since any such action or recovery of assets would be an international matter, involving Brazilian laws and geographic and temporal disparities.

We conduct all of our operations in Brazil through our subsidiary, ATN. All but one of our management personnel reside in Brazil and all of the assets of ATN and those Brazilian residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us, ATN or these individuals in the United States in the event that you believe that your rights have been violated under applicable law or otherwise. Even if an action of this type is successfully brought, the laws of the United States and of Brazil may render a judgment unenforceable.

CONCENTRATED CONTROL RISK

The management team collectively has the power to make all major decisions regarding the company without the need to get consent from any stockholder or other person. This discretion could lead to decisions that are not necessarily in the best interests of minority shareholders.

Our management team, including the management of our subsidiary, ATN, collectively owns 95.70% of the outstanding common stock. Management, therefore, has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. The management team is in a position to elect all of our directors and to dictate all of our policies.

MARKET RISKS

There has been no established public trading market for our common stock. If a market in our stock is ever developed, our stock price may become highly volatile.

Since we are relatively thinly capitalized and our stock is a penny stock, if a market in our stock is ever developed, our stock price may become highly volatile. There has been no established public trading market for our common stock and, none of our shares are currently eligible for sale in a public trading market. The likely market for our stock would be the Over-the-Counter Bulletin Board or the Pink Sheets. As a result, investors may find it difficult to dispose of our securities, or to obtain accurate quotations of the price of our securities This lack of information limits the liquidity of our common stock, and likely will have an adverse effect on the market price of our common stock and on our ability to raise additional capital.

If an active trading market does develop, the market price of our common stock is likely to be highly volatile due to, among other things, the relatively low revenue nature of our business and because we are a thinly capitalized company. Further, even if a public market develops, the volume of trading in our common stock will presumably be limited and likely be dominated by a few individual stockholders. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time.

The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies’ securities that have often been unrelated to the operating performance of these companies. Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our company prior to selling your interest in us.

We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you will not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our company and your shares may become worthless.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. We have authorized 40,000,000 shares of common stock. As of May 14, 2007, we had outstanding  8,456,250 shares of common stock. Accordingly, we have 31,543,750 shares of common stock available for future sale.

Because our stock is considered a penny stock, any investment in our stock is considered to be a high-risk investment and is subject to restrictions on marketability.

Our common stock is a "penny stock" within the meaning of Rule 15g-9 to the Securities Exchange Act of 1934, which is generally an equity security with a price of less than $5.00. Our common stock is subject to rules that impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a penny stock. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor.

In addition, the penny stock regulations require the broker-dealer to:

•
deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	disclose commissions payable to the broker-dealer and the Registered Representative and current bid and offer quotations for the securities; and

•
send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of holders of our capital stock to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities. In addition, the liquidity of our securities may be decreased, with a corresponding decrease in the price of our securities. Our common stock in all probability will be subject to such penny stock rules and our stockholders will, in all likelihood, find it difficult to sell their securities.

Certain provisions of our Certificate of Incorporation and Delaware law may make it more difficult for a third party to effect a change- in-control.

Our Certificate of Incorporation authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control.

In addition, we are also subject to Section 203 of the Delaware General Corporation Law that, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our Certificate of Incorporation, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change-in-control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect our views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These forward-looking statements are identified by, among other things, the words “anticipates”, “believes”, “estimates”, to expects”, “plans”, “projects”, “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that may cause actual results to differ from those projected include the following factors:

•	our potential inability to raise additional capital;

•	our potential inability to obtain the right to develop our target markets or to exploit the rights currently held by us;

•	our potential inability to compete with other finance companies that may be more experienced and better capitalized than us;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in economic conditions;

•	lack of resources compared to our competitors;

•	uncertainties and risks related to the legal systems and economics in our target markets, including Brazil’s legal system and economic, political and social events in Brazil and other target markets;

•	fluctuations in currency exchange rates;

•	the effects of any applicable currency restrictions, including any restrictions on the repatriation of funds back to the United States;

•	a general economic downturn or a downturn in the securities markets;

•	Regulations of the Commission which affect trading in the securities of “penny stocks;” and

•	other risks and uncertainties.

Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, estimated, or expected.

USE OF PROCEEDS

This prospectus relates to the sale of 249,735 shares of our common stock which may be sold from time to time by the selling stockholders named in this prospectus. We will not receive any part of the proceeds of the sale of common stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

We have established the offering price of $1.00 per share on behalf of the selling stockholders. This price was arbitrarily selected and does not have any relationship to any established criteria such as book value or current earnings per share. The offering price we set for our common stock was not based on past earnings, nor is it indicative of potential market value of the assets that we own.

DILUTION

We had no net tangible book value per share of common stock as of May 14, 2006. Net tangible book value is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

SELLING SECURITY HOLDERS

This prospectus relates to the resale from time to time of up to a total of 249,735 shares of common stock by the selling stockholders.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership in the following table is based upon 8,456,250 shares of common stock outstanding as of May 14, 2007.

None of the selling stockholders has held a position as an officer or director of our Company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, unless otherwise specified in the footnotes to the table below, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. None of the selling stockholders  is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” below.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

Name	Beneficial Ownership Before the Offering(1)	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering(1)(2)	Percentage of Common Stock Owned After Offering(1)(2)
Choi S. Ang	2,500	2,500	0	*
Bemberg International Ltd. [3]	25,000	25,000	0	*
Bessie Chan	2,500	2,500	0	*
Brenda Chan	5,000	5,000	0	*
Dennis Chan	2,500	2,500	0	*
Fan Yeung Chan	7,500	7,500	0	*
Ka Wai Kerry Chan	5,000	5,000	0	*
Kelvin Chan	2,500	2,500	0	*
Lisa Chan	2,500	2,500	0	*
Samuel Chan	2,500	2,500	0	*
Lila Yuk Chun Chang	2,500	2,500	0	*
Henry Chau	2,500	2,500	0	*
Mabel Chan	2,500	2,500	0	*
Phuong K. Ly Chau	2,500	2,500	0	*
Van Q. Chau	5,000	5,000	0	*
Bo Huan Chen	2,500	2,500	0	*
Chong Bin Chen	10,000	10,000	0	*
Yen Liang Chen	2,500	2,500	0	*
Shek Fei Vivia Cheng	2,500	2,500	0	*
Wilson Cheng	2,500	2,500	0	*
John Y. Cheung	2,500	2,500	0	*
Shek Kwok Fai	2,500	2,500	0	*

Ching Hung Mon Fan	2,500	2,500	0	*
Mui Lan Foo	2,500	2,500	0	*
Man Chung Fung	2,500	2,500	0	*
Sau Yin Fung	2,500	2,500	0	*
Wai Kin Fung	5,000	5,000	0	*
Wo Kong Fung	2,500	2,500	0	*
Hui Kin Chun Heidy	5,000	5,000	0	*
Ricky Q Hoang	2,500	2,500	0	*
Victor Q. Hoang	2,500	2,500	0	*
Kam Moon Hui	5,000	5,000	0	*
Dong Joo Kim	2,500	2,500	0	*
Kwok Hing Lau	2,500	2,500	0	*
Kyun Lee	2,500	2,500	0	*
Leung Hing Kwan	2,500	2,500	0	*
Xiu Fang Li	2,500	2,500	0	*
Zhen Yi Li	2,500	2,500	0	*
Alex Lin	2,500	2,500	0	*
Chow Yai Ling	2,500	2,500	0	*
Peter Lo	2,500	2,500	0	*
Kevin M. McNeil	2,500	2,500	0	*
Sophia Movshina	20,000	20,000	0	*
Richard B. Mui	5,000	5,000	0	*
John T. Mysco	5,000	5,000	0	*
Kam Yuen Ngan	25,000	25,000	0	*
Sui Sang Ngan	25,000	25,000	0	*
Elizaveta Nikolaeva	2,500	2,500	0	*
Chak Yan Catherine Pang	5,000	5,000	0	*
Bardon Paschal	12,500	12,500	0	*
Gerard Paschal	12,500	12,500	0	*
Sue Peng	5,000	5,000	0	*
Anita Poon	2,500	2,500	0	*
Joseph Poon	2,500	2,500	0	*
Lloyd A. R. Gillespie	2,500	2,500	0	*
David E. Saltoun	2,500	2,500	0	*
Roberto E. Saltoun	2,500	2,500	0	*
Douglas The Huei Shih	2,500	2,500	0	*
Chung Han Ricky Shiu	10,000	10,000	0	*
Kim Pun Siu	7,500	7,500	0	*
Wing On Tang	2,500	2,500	0	*
Jimmy Leung Man Wai	2,500	2,500	0	*
Lai Chung Wai	2,500	2,500	0	*
Leung Ming Wai	2,500	2,500	0	*

Wong Chi Wai	2,500	2,500	0	*
Chi Kwong Wong	2,500	2,500	0	*
Chi Ping Wong	5,000	5,000	0	*
Kow Chai Wong	2,500	2,500	0	*
Man Kit Wong	5,000	5,000	0	*
Willie Wong	2,500	2,500	0	*
Yan Hong Wu	25,000	25,000	0	*
Ya Jun Yan	2,500	2,500	0	*
Au Yin Ying	2,500	2,500	0	*
Chung Wah Jova Yuen	10,000	10,000	0	*
Chau Yat Yuk	2,500	2,500	0	*
Harry Yung	2,500	2,500	0	*
Ying Zuo	7,500	7,500	0	*

* Less than 1%

(1)   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days.

(2)    Assumes that all securities offered are sold.

(3)   Ronald Lui exercises voting and dispositive power over the shares beneficially owned by Bemberg International, Ltd.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the Commission’s registration fee and legal, accounting, printing and other expenses of this offering.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledges, transferees or other successors in interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

None of the selling stockholders are underwriters within the meaning of Section 2(11) of the Securities Act. However, any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein are underwriters. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. Such fees and expenses are estimated to be approximately $150,000. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We intend to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors, Executive Officers and Significant Employees

Set forth below are the names of our directors, officers and significant employees, their ages, all positions and offices that they hold with us, the period during which they have served as such, and their business experience during at least the last five years.

Name	Age	Positions Held	Experience
Elie Saltoun	67	Chief Executive Officer, President and Treasurer since November 2004
Elie Saltoun was our director and Secretary since inception. On November 4, 2004, he resigned as Secretary and became our Chief Executive Officer, President and Treasurer. From October 1998 until April 2001, he was a director of, and was (until April 2, 2001) the Chief Executive Officer and President of, PanAgra International Corporation. PanAgra is now called Minghua Group International Holdings Limited and it is a company that develops and manufactures hybrid vehicles powered by a combination of a combustion diesel engine and an electric power system. During the period that Mr. Saltoun was the Chief Executive Officer and President of PanAgra (from October 1998 through April 2001), it was a blank check company. Since May 2005 through present, Mr. Saltoun has acted as a principal of Keyano Invest Inc., a corporate consulting firm based in Brazil.

Name	Age	Positions Held	Experience
Jeffrey Nunez	45	Secretary since November 2004
During the period from our inception until November 4, 2004, Mr. Nunez was our director, Chief Executive Officer, President and Treasurer. He resigned from all of those positions (except he remained a director) on November 4, 2004 and on such date he was appointed as our Secretary. From September 2000 to October 2003, Jeffrey G. Nunez has served as the Senior Director of Investments and Operations at Chicago Investment Group, Inc. From October 2003 to present Mr. Nunez has been self employed acting as a consultant to public companies under the name Broad Street Capital.

Omar Malheiro Silva Araújo	52	President, Chief Executive Officer and director of ATN since April 1997
Mr. Araújo has been the President, Chief Executive Officer and director of our subsidiary ATN since April 1997. Mr. Araújo is the co-founder of ATN. From 1991 to 1997, Mr. Araújo served as the Chief Financial Officer and director of Cartao Unibanco Visa where he supervised the cash flow of the credit card division. Mr. Araújo has a MBA in Finance.

Manuel da Costa Fraguas	59	General Manager and director of ATN since April 1997	Mr. Fraguas has been the General Manager and director of our subsidiary ATN since its inception on April 1997. Mr. Fraguas is the co-founder of ATN. Mr. Fraguas has a master in Production Engineering.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Mr. Saltoun devotes approximately 80% of his business time to our affairs with the remaining time being spent on the affairs of Keyano Invest Inc. Mr. Nunez devotes approximately 25% of his time to our affairs with the remaining time being spent on the affairs of Broad Street Capital. Each of Mr. Araújo and Fraguas devotes 100% of his business time to the operation and business of our subsidiary ATN.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as set forth herein, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. Except as described below, none of the directors, director designees or executive officers to our knowledge has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

On July 28, 2006, the SEC issued an order in connection with the settlement of an administrative proceeding against our Secretary, Jeffrey G. Nunez. The order indicates that Mr. Nunez, who at the time was a registered representative (broker) at the brokerage firm of Providential Securities, Inc., played an active role in the distribution of hundreds of thousands of unregistered shares of stock of Morgan Cooper, Inc. in violation of Section 5 of the Securities Act. Morgan Cooper, Inc., formerly Gong Hei Investment Co., Ltd., is the successor company in a reverse merger transaction that occurred on November 18, 1999 when Morgan Cooper, Inc., then a private company engaged in the garment business, effected a business combination with Gong Hei Investment Co., Ltd., then a public reporting shell company. Mr. Nunez acted as a broker in connection with the sale of the shares by James Caprio and James Morse, who were principals of the shell company prior to the reverse merger, to the brokerage clients of Providential Securities. Pursuant to the settlement agreement between Mr. Nunez and the Commission, the Commission permanently enjoined Nunez from future violations of Section 5(a) and 5(c) of the Securities Act, ordered Nunez to pay a $55,000 civil penalty and suspended Mr. Nunez from association with any broker-dealer for a period of six months. Mr. Nunez has not yet paid the $55,000 civil penalty but he intends to work out a payment arrangement with the Commission. Mr. Nunez does not admit or deny any wrongdoing or liability and the settlement does not establish wrongdoing or liability for purposes of any other proceeding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of January 1, 2007 (i) by each person who is known by us to beneficially own more than five percent of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group:

Title of Class	Name & Address of Beneficial Owner	Office, If Any	Amount & Nature of Beneficial Ownership[1]	Percent of Class[2]
Common Stock $0.001 par value	Omar Malheiro Silva Araújo 177 Av. Rio Branco, 7th Floor Rio de Janeiro, Brazil 20040-007	President, Chief Executive Officer and director of ATN	1,400,000	16.56%
Common Stock $0.001 par value	Manuel da Costa Fraguas 177 Av. Rio Branco, 7th Floor Rio de Janeiro, Brazil 20040-007	General Manager and director of ATN	600,000	7.10%
Common Stock $0.001 par value	Keyano Invest Inc. C/o VP Bank attention Mr. Diego Piccoli Bleicherweg 50 CH 8039 Zurich Switzerland		5,818,750[3]	68.81%
Common Stock $0.001 par value	Elie Saltoun 4500 Steiner Ranch Blvd. Suite 1708 Austin, Texas 78732	President, CEO, Treasurer and Director	5,818,750[3]	68.81%
Common Stock $0.001 par value	Jeffrey Nunez 4500 Steiner Ranch Blvd. Suite 1708 Austin, Texas 78732	Secretary and Director	250,000	2.96%
Common Stock $0.001 par value	All officers and directors as a group (2 persons named above)		6,068,751	71.77%

1 Beneficial Ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

2 Based on 8,456,250 shares of our Common Stock outstanding as of May 14, 2007.

3 Our president, CEO, Treasurer and director, Elie Saltoun, owns fifty percent of Keyano Invest Inc. Accordingly, Mr. Saltoun and Keyano are deemed to be affiliates. Mr. Saltoun is deemed to be the beneficial owner of any securities owned by Keyano, and vice versa. Therefore, the 5,818,750 shares of our common stock owned by Keyano include the 500,000 shares of common stock held by Mr. Saltoun. Conversely, the 5,818,750 shares of our common stock owned by Mr. Saltoun include the 5,318,750 shares held by Keyano.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and bylaws, as amended, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.

Common Stock

We are presently authorized to issue 40,000,000 shares of $0.001 par value common stock and 10,000,000 shares of preferred stock, $0.001 par value per share. We presently have 8,456,250 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock, when and if declared by our Board of Directors, from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon our liquidation, dissolution or winding up, and after payment to creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights. The holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of $0.001 par value Preferred Stock. Under our Certificate of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from us upon request.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We do not have outstanding any securities that are convertible to our common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The validity of the shares of common stock being offered under this prospectus will be passed upon for us by Thelen Reid Brown Raysman & Steiner LLP.

Our consolidated financial statements as of and for the years ended December 31, 2006 and 2005, and the financial statements of ATN as of and for the years ended December 31, 2005 and 2004 included in the prospectus and in the registration statement have been audited by Meyler & Company, LLC of Middletown, New Jersey, independent public accountants, and have been included in this prospectus in reliance upon the report of that firm and on their authority as experts in accounting and auditing.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on July 17, 2001 under the laws of the state of Delaware. On such date, Elie Saltoun and Jeffrey G. Nunez were the only members of our board of directors and our only executive officers. Messrs. Saltoun and Nunez are our sole promoters.

Pursuant to a subscription agreement, dated July 17, 2001, Messrs. Saltoun and Nunez acquired 3,000,000 shares of our common stock, in the aggregate, for $0.01 per share. On June 28, 2005, we effectuated a one for four reverse stock split. As a result, the 3,000,000 shares owned by Messrs Saltoun and Nunez were reduced to 750,000 shares.

BUSINESS

Background

Our corporate name is Lexicon United Incorporated. We were incorporated on July 17, 2001 in the state of Delaware. We were a “blank check” company and had no operations other than organizational matters and conducting a search for an appropriate acquisition target until February 27, 2006 when we completed an acquisition transaction with ATN, a Brazilian limited company, that had commenced business in April 1997. ATN is engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil.

On April 29, 2005, our stockholders approved a four for one reverse stock split which became effective on June 28, 2005.

Acquisition of ATN Capital & Participações Ltda

On February 27, 2006, we completed an acquisition transaction with ATN whereby we acquired 400,000 shares of ATN common stock, constituting 80% of ATN’s issued and outstanding capital stock, from the two stockholders of ATN in exchange for 2,000,000 shares our common stock. Upon the consummation of such share exchange, the two stockholders of ATN became holders of approximately 23.72% of our outstanding common stock in the aggregate and ATN became our majority-owned subsidiary.

When we refer in this prospectus to business for periods prior to the consummation of the acquisition, we are referring to the business of ATN.

Our Business Generally

Through our subsidiary, ATN, we are engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil. Our focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due).

We derive our revenues primarily from collection of distressed debt by entering into non binding agreements with financial institutions to collect their debt. Once an agreement is reached with the debtor of the financial institution based upon established parameters, an installment agreement is established. We are then entitled to a commission on the agreed settlement. We earn and record the pro rata commission for each installment, when the installment payments are received from the debtors. Our average fee was approximately 15% during the fiscal year ended December 31, 2006 and 2005. We do not acquire accounts receivable for our own account. Our services are limited to managing the recovery of accounts receivable for our third-party clients.

The types of receivables that we generally manage include charged-off receivables, which are accounts receivable that have been written-off by the originators and may have been previously serviced by collection agencies, and semi-performing receivables, which are accounts receivable where the debtor is currently making partial or irregular monthly payments, but the accounts may have been written-off by the originators.

An Overview of Our Industry

The servicing and collection of charged-off and semi-performing consumer receivables in Brazil is a growing industry that is driven by:

•	increasing levels of consumer debt;

•	increasing defaults of the underlying receivables; and

•	increasing utilization of third-party providers to collect such receivables.

According to financial bulletins, consumer credit in Brazil has been increasing at an annual rate of 15 percent on average and the credit card market will be steadily growing.

We believe that as a result of the difficulty in collecting these receivables and the desire of originating institutions to focus on their core businesses and to generate revenue from these receivables, originating institutions are increasingly electing to outsource the servicing of these receivables.

Strategy

Our primary objective is to utilize our management's experience and expertise to effectively grow our business by identifying, evaluating and servicing consumer receivable portfolios and maximizing collections of such receivables in a cost efficient manner.

Our strategy includes utilizing the systemization of our operations to reduce overhead costs and to provide intensive training to our call center representatives to increase our percentage of successful account receivable collections.

Our management team also includes statisticians that have developed models that guide our collection efforts and assist us in deciding the extent to which we believe we can successfully recover a charged-off or semi-performing receivable.

Our Services

Engagement Planning.

Our approach to accounts receivable management and collection for each client is determined by a number of factors, including account size and demographics, the client’s specific requirements and management’s estimate of the collectibility of the account. We have standard accounts receivable management and collection methods that we employ to collect accounts receivable. These methods were developed based on our 8 years of experience in this industry. In order to properly serve our customers we carefully study our customer’s account receivable needs and employ the proper collection method for each particular client. In most cases, our approach to accounts receivable collection changes over time as the relationship with the client develops and both parties evaluate the most effective means of recovering accounts receivable. Our standard approach, which may be tailored to the specialized requirements of each client, defines and controls the steps that will be undertaken by us on behalf of the client and the manner in which we will report data to the client. Through our systematic approach to accounts receivable management and collection, we remove most decision making from the recovery staff and ensure uniform, cost-effective performance.

Once the approach has been defined, we transfer pertinent client data into our information system. When the client’s records have been established in our system, we begin the recovery process.

Account Notification.

We initiate the recovery process by forwarding a preliminary letter that is designed to seek payment of the amount due or open a dialogue with client’s customers who cannot afford to pay at the current time. Telephone representatives remind the client’s customer of their obligation, inform them that their account has been placed for collection with us and begin a dialogue to develop a friendly payment program.

Determination of Obligor Contact Data.

In cases where the client’s customer’s contact information is unknown, we conduct research through the “CreditLink” system to determine a means of contacting the customer debtor. “CreditLink” is a paid service that assists with investigations into customer contact information, and costs approximately $300 per month. Once we have located the client’s customer, the notification process can begin.

Payment Process.

After we receive payment from the client’s customer, depending on the terms of our contract with the client, we can either remit the amount received minus our fee to the client or remit the entire amount received to the client and subsequently bill the client for our collection services.

Activity Reports.

Clients are provided with a system-generated set of customized reports that fully describe all account activity and current status. These reports are typically generated daily; however, the information included in the report and the frequency that the reports are generated can be modified to meet the needs of the client.

Quality Tracking.

We emphasize quality control throughout all phases of the accounts receivable management and collection process. Some clients may specify an enhanced level of supervisory review and others may request customized quality reports. Large financial services organizations will typically have exacting performance standards which require sophisticated capabilities, such as documented complaint tracking.

Collection Strategy

At the outset of each engagement, we perform a collectibility analysis utilizing information prepared by our statisticians. This analysis is the basis for our collection efforts and dictates our strategy for any particular receivable or group of receivables. We continuously refine this analysis to determine the most effective collection strategy to pursue for each account.

Our collection strategies consist of:

•
Call Centers. We maintain an inbound and outbound collection call center at ATN’s executive offices in Rio De Janeiro in Brazil. Our collections department is divided into two client teams, each team consisting of a collection manager and six or seven collection supervisors, each assigned to an individual client. Each collection supervisor is in charge of anywhere from 4 to 15 collectors. Collectors are trained to use a friendly but firm approach to assess the willingness of the customer to pay. They attempt to work with customers to evaluate sources and means of repayment to achieve a full or negotiated lump sum settlement or develop payment programs customized to the individual's ability to pay. In cases where a payment plan is developed, collectors encourage debtors to pay through automatic payment arrangements, if available.

•
Legal Action. We generally outsource those accounts where it appears the debtor is able but unwilling to pay. We utilize lawyers that are independent from us, but who are located on our premises. These lawyers specialize in collection matters and we pay them a contingency fee on amounts collected. The name of the firm that we use is Andrada & Negreiros Associates. Prior to sending accounts to the law firm, our collectors communicate to the debtor our intention to have a lawyer evaluate the suitability of the account for litigation if payment arrangements cannot be established.

•
Direct Mail. We have an in-house marketing team that develops mail campaigns. The mail campaigns generally offer debtors targeted discounts on their balance owed to encourage settlement of their accounts and provide us with a low cost recovery method.

•
Removal from Restricted Lists. There are two restrictions imposed upon debtors in Brazil that fail to pay their debts when they come due. The first is called “Serasa”, which is a restriction imposed by every Brazilian bank. Such debtor’s names are put on the Serasa restricted list and no Brazilian Bank will provide them credit. The second restricted list is called “SPC”, which is a restriction imposed by Brazilian merchants. Once a debtor’s name is put on the SPC list, merchants will no longer provide the debtor with credit. Once we agree with the debtor on a payment program and the debtor makes the first installment towards such program, we notify our client that a payment has been made. The client then causes such debtor’s name to be removed from such lists. The removal of a debtor’s name from such lists is very beneficial to the debtor, who may then be able to obtain limited credit and who no longer has to suffer the other negative social effects of being on such lists.

Technology and Infrastructure

Our customer contact center utilizes the NEO system. Our Information Technology staff is comprised of approximately four employees. We provide our services through the operation of our main call center, located in Rio de Janeiro, Brazil, which utilizes 140 persons, and a smaller call center located in Vitoria, Brazil which uses about 15 people.

We maintain disaster recovery contingency plans and have implemented procedures to protect against the loss of data resulting from power outages, fire and other casualties. We believe fast recovery and continuous operation are ensured.

Quality Assurance and Client Service

In the accounts receivable management industry, a company’s reputation for quality service is of the utmost importance. We regularly measure the quality of our services by capturing and reviewing such information as the amount of time spent talking with clients’ customers, level of customer complaints and operating performance. In order to provide ongoing improvement to our telephone representatives’ performance and to ensure compliance with our policies and standards, quality assurance personnel supervise each telephone representative on a frequent basis and provide ongoing training to the representative based on this review.

We maintain a client service department to promptly address client issues and questions and alert senior executives of potential problems that require their attention. In addition to addressing specific issues, a team of client service representatives contacts clients on a regular basis in order to establish a close rapport, determine clients’ overall level of satisfaction, and identify practical methods of improving their satisfaction.

Major Customers

We have approximately 15 clients. However, we rely on five major clients for approximately 68.25% of our income. During fiscal year 2006 revenues from our clients Ativos, HSBC Bank, Fininvest, Leader and Unicard for fiscal year 2006 constituted approximately 11.85%, 16.06%, 13.55%, 14.51% and 12.30% of our total revenues, respectively. None of these major clients are contractually obligated to continue use of our services at historic levels or at all, subject only to notice periods for termination. If any of these customers were to significantly reduce their amount of service, fail to pay, or terminate their relationships with us altogether, our business could be harmed.

Personnel and Training

All of our call center personnel receive comprehensive training that instructs in each of the following topics:

•	how to use the system;

•	how to communicate with the client;

•	scripts; and

•	role playing.

These programs are conducted through a combination of classroom and role-playing sessions. New employees receive training on how to use our operating systems and on how to approach clients. Special orientations are also given out to employees on the respect of customer’s codes and how to respect creditors’ rights. Various upgrades and incentives are closely monitored by our human resource supervisor, including an upscale gradual commission that is awarded to each employee reaches at least 70% of the targeted performance.

As of May 14, 2007, we had a total of approximately 113 full-time employees and 41 trainees and 24 cooperatives. Our employees are not represented by a labor union. We believe that our relations with our employees are satisfactory.

Sales and Marketing

Our sales force is comprised of ATN’s senior management team, which markets our accounts receivable services to potential clients.

Competition

The accounts receivable management and collection industry in Brazil is highly competitive. We compete with a large number account receivable management providers, including Sincred, Mastercob and Easycob. Some of our competitors may offer more diversified services and/or operate in broader geographic areas than we do. In addition, many companies perform accounts receivable management services through their own in-house staff. Moreover, many larger clients retain multiple outsourcing providers, which exposes us to continuous competition in order to remain a preferred vendor. We believe that the primary competitive factors in obtaining and retaining clients are the ability to provide customized solutions to a client’s requirements, personalized quality service, sophisticated call and information systems, and price.

Regulation

The accounts receivable management industry in Brazil is regulated by Brazil Consumer Defense Code (Law 8078 of September 11, 1990). The Consumer Defense Code is a regulatory entity designed to maintain a standard procedure to protect the privacy and rights of the debtors. It is intended to limit and outline the collection procedure so that such procedure remains within acceptable commercial practice. No pressure or harassment is permitted. We believe that we are in compliance in all material respects with all applicable regulations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

General

Our corporate name is Lexicon United Incorporated. We were incorporated on July 17, 2001 in the state of Delaware. We were a “blank check” company and had no operations other than organizational matters and conducting a search for an appropriate acquisition target until February 27, 2006 when we completed an acquisition transaction with ATN, a Brazilian limited company, that had commenced business in April 1997. ATN is engaged in the business of managing and servicing accounts receivables for large financial institutions in Brazil. On April 29, 2005, our stockholders approved a four for one reverse stock split which became effective on June 28, 2005.

We derive our revenues primarily from collection of distressed debt by entering into non binding agreements with financial institutions to collect their debt. Once an agreement is reached with the debtor of the financial institution based upon established parameters, an installment agreement is established. We are then entitled to a commission on the agreed settlement. We earn and record the pro rata commission for each installment, when the installment payments are received from the debtors. Our average fee was approximately 15% during the fiscal year ended December 31, 2006 and 2005. We do not acquire accounts receivable for our own account. Our services are limited to managing the recovery of accounts receivable for our third-party clients.

The portfolios of consumer receivables that we service consist of one or more of the following types of consumer receivables:

•	charged-off receivables - accounts that have been written-off by the originators and may have been previously serviced by collection agencies;

•	semi-performing receivables - accounts where the debtor is making partial or irregular monthly payments, but the accounts may have been written-off by the originators; and

•	performing receivables - accounts where the debtor is making regular monthly payments that may or may not have been delinquent in the past.

Charged-off receivables accounted for more approximately 99% of our business in 2006, while semi-performing and performing receivables each accounted or less than 1% of our business in the period.

Industry Wide Factors that are Relevant to Our Business

We are in the business of managing the recovery of credit accounts receivable in Brazil for our third-party clients who are either credit card issuers or transferees of credit accounts receivable. Our business, therefore, depends on the growth of the credit card sector in Brazil.

According to the US Department of Commerce, Brazil is the third largest card issuer, with around 300 million units including credit and debit cards in 2006, after the United States and China, and the credit card services sector in Brazil is an over US$ 100 billion market. The use of financial cards allows a larger access to banking and commercial services, considering that, with a population of 170 million, 70% of the Brazilians are excluded from the financial system and only 15% of the population has bank accounts, according to the Brazilian National Economic and Social Development Bank (BNDES) and the University of Campinas’ (UNICAMP) Institute of Economy. The current legislation in Brazil permits banks to open accounts without requesting proofs of income which allows for the issuance of more debit cards. In addition, the government has passed a law permitting the deduction of credit card payments directly from salaries which has increased the adoption of financial cards.

According to a survey held by the Brazilian Association of Credit Card and Related Services Companies (ABECS), the market for financial cards is estimated by industry sources to reach US$230 billion in sales and around 15 billion transactions by 2008. Also, according to the Brazilian Bank Federation (Febraban), the banking industry is optimistic about 2006 with projections indicating that growth of credit operations will remain steady at 25% for individuals and 17% for total portfolios. Banks expect the basic interest rate to be at 15.2% at the end of 2006 and at 13.9% at the end of 2007, which would generate a credit expansion. According to the World Bank, credit cards in Brazil now represent around forty percent of the total credit card business in Latin America and 2.6% of the total global market.

ATN’s long period of operations and its demonstrated capacity to process millions of receivables, large and small, have made ATN an attractive resource for customers desiring to secure their receivables.

Uncertainties that Affect our Financial Condition

We have approximately 15 clients. However, in the fiscal year ended December 31, 2006, we relied on five major clients for approximately 68.25% of our income. Revenues from our clients Ativos, HSBC Bank, Fininvest, Leader and Unicard for fiscal year 2006 constituted approximately 11.85%, 16.06%, 13.55%, 14.51% and 12.30% of our total revenues, respectively. None of these major clients are contractually obligated to continue use of our services at historic levels or at all, subject only to notice periods for termination. If any of these clients were to significantly reduce their amount of service, fail to pay, or terminate their relationships with us altogether, our business could be harmed. The number of major clients on whom we rely has increased from three during fiscal year 2005 to five during fiscal year 2006. During fiscal year 2006, no one customer was responsible for more than 16% of our revenues during this period.

Our acquisition of ATN and its operations has had a large impact on our costs and our Management resources. Prior to our acquisition of ATN in February 2006, we were a shell company with no revenues. Accordingly, our Management dedicated only 25% of their time to our business and our general and administrative expenses were minor and related only to fulfilling our duties as a public company. Since our acquisition of ATN, our revenues have increased from $0 revenues in fiscal year 2005 to $2,512,205 in fiscal year 2006. However, our cost of sales have increased from $0 for fiscal year 2005 to $1,901,898 for fiscal year 2006, primarily due to increased expenses for salaries, telegraph and mail, and taxes, and our selling, general and administrative expenses increased from $100,026 in fiscal year 2005 to $1,447,267. Rather than dedicating only 25% of his time to our business, our President and Chief Executive Officer, Elie Saltoun, now dedicates 80% of his time to the management of our company. We have updated our IT infrastructure and we are ready to support the acquisition and the handling up to 2,500,000 cases per month.
ATN’s long period of operations and its demonstrated capacity to process millions of receivables, large and small, have made ATN an attractive resource for customers desiring to secure their receivables. Our success rate is measured by how long an outstanding debt is past due as well as whether such debt has been categorized as a performing, semi-performing or charged-off item. On average we recover between 2.5% and 8% of face value of our debt. Due to our level of professionalism and our successful performance we believe that we are in the top 5% of businesses in this field in Brazil. Note 1 to ATN’s audited financials for the fiscal years ending 2005 and 2006, show ATN’s exceptional growth in receivables collections from $565 million in 2004 to $1.2 billion in each of 2005 and 2006.

In order to further increase our revenue base and eliminate the uncertainty of our ability to continue as a going concern, we plan to start using ATN’s consumer database and its vast experience in collections to start buying selected receivables for our own account. We believe that the impact on our liquidity would be highly improved and we would have the opportunity to build our own short and long-term portfolio of restructured receivables. Purchased debts for our own account would also suppress the efforts and costs of collection monitoring and reporting back to original holders to the benefit of our bottom line.

Results of Operations

Consolidated for Fiscal Years Ended December 31, 2006 and 2005

The following table summarizes the results of our operations during the years ended December 31, 2006 and 2005 and provides information regarding the dollar and percentage increase or (decrease) from the current year to the prior year.

			Increase	Percentage Increase
	12/31/06	12/31/05	(Decrease)	(Decrease)
Revenues	2,512,205	0	2,512,205	100.00%

Cost of Sales	1,901,898	0	1,901,898	100.00%

Selling, General and Administrative	1,447,267	100,026	1,347,241	1346.89%

Other Expenses	472,020	390,134	81,886	21.00%

Interest Income	44,404	26,258	18,146	69.11%

Net Income (loss)	(1,264,576)	(463,902)	(800,674)	172.60%

Earnings (loss) per common share	(0.16)	(0.27)	0.11	40.74%

We had revenues of $2,512,205 for the year ended December 31, 2006 compared to $0 revenues for the year ended December 31, 2005. The increase in revenues on a consolidated basis was primarily due to the inclusion of operations of ATN. Revenues for ATN during 2006, increased by $227,594 primarily due to increased collections.

Cost of sales was $1,901,898 for the year ended December 31, 2006 compared to $0 for the year ended December 31, 2005. The increase in cost of sales was primarily due to the inclusion of operations of ATN. Cost of sales for ATN increased by $635,236 from the year ended December 31, 2005, primarily due to increased expenses for salaries, telegraph and mail, and taxes.

During the year ended December 31, 2006, selling, general and administrative expenses were $1,447,267 compared to $100,026 for year ended December 31, 2005. This increase of $1,347,241 was primarily due to the inclusion of operations of ATN. Selling, general and administrative expenses of ATN increased by $536,360 for the year ended December 31, 2006 mainly due to increased expenses for telephone and services rendered.

During the year ended December 31, 2006 we had a net loss of $1,264,576. This loss is primarily attributable to a small increase in revenues and a large increase in expenses as described above.

During the year ended December 31, 2005, we incurred a net loss of $463,902. The loss is mainly attributable to a debt conversion expense of $340,400 incurred in November 2005 where we converted certain convertible promissory note held by Keyano Invest Inc. into our common stock at a price of $0.20 per share. We reduced the conversion price from $1.00 per share to $0.20 per share as an incentive for Keyano to convert the loan. Other expenses during this period related primarily to interest expense, accounting, legal and miscellaneous general and administrative fees.

Net loss per share for the year ended December 31, 2006 was $.016 as compared to a net loss per share of $.27 for year ended December 31, 2005. This decrease of $.11 per share is due primarily to the issuance of stock and the increase in the weighted number of shares outstanding during the year ended December 31, 2006 as well as an increase of $800,674 in the net loss of the company for the current year.

ATN Results of Operations for Fiscal Years Ended December 31, 2005 and 2004

The following table summarizes the result of ATN’s operations during the fiscal years ended December 31, 2005 and 2004 and provides information regarding the dollar and percentage increase or (decrease) from the current fiscal period to the prior fiscal period:

Line Item	Fiscal Years Ended 12/31/05 12/31/04		Dollar Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$2,284,611	$1,747,955	$536,656	30.7%

Net income (loss)	$(414,783)	$(539,411)	124,628	23.1%

Cost of Services	$1,266,622	$1,069,480	197,142	18.4%

Selling, General and Administrative Expense	1,298,667	1,022,061	276,606	27.1%

Interest Expense	74,959	118,645	(43,686)	(36.8)%

Earnings (Loss) per common share	$(0.83)	$(1.08)	$.25	23.1%

We had revenues of $2,284,611 for the year ended December 31, 2005 compared to revenues of $1,747,955 for the year ended December 31, 2004. This represents an increase of $536,656 or 30.7%. The increase in revenues was primarily due to increased collections of receivables from our service portfolios from our customers.

Cost of services for the year ended December 31, 2005 were $1,266,622 as compared to $1,069,480 for year ended December 31, 2004. This increase of $197,142 or 18.4% in costs is associated with salaries, payroll taxes and benefits, mailing and contribution for social security-INSS.

Selling, General and Administrative Expenses for the year ended December 31, 2005 were $1,298,667 compared to $1,022,061 for the year ended December 31, 2004. This increase of $276,606 or 27.1% is primarily due to an increase in collection expenses and other.

Cash Flow Items

Consolidated for Fiscal Years Ended December 31, 2006 and 2005

The following table summarizes our cash flow activities during the year ended December 31, 2006 and 2005.

	Year Ended December 31,
	2006	2005
Net Cash Provided (Used) by Operating Activities	$(202,164)	$(85,069)

Net Cash Provided (Used) by Investing Activities	(480,926)	(2,843)

Net Cash Provided (Used) by Financing Activities	777,771	24,167

Net increase (decrease) in Cash and Cash Equivalents	44,278	(63,745)

Cash and Cash Equivalents - Beginning of Period	940,809	1,004,554

Cash and Cash Equivalents - End of Period	$896,531	$940,809

We used $202,164 of cash from our operating activities during the year ended December 31, 2006 as compared to $85,069 used during the year ended December 31, 2005. The difference of $117,095 is attributable to primarily the following factors:

•	Increase in accrued municipal taxes of $590,517

•	Increase in accounts payable of $108,059

•	Loss on disposal of assets of $175,757

•	Non cash items included in net loss of $160,062

These increases were offset by a net loss of $1,264,576.

We used 480,926 in cash from our investing activities during the year ended December 31, 2006 as compared to $2,843 used in the prior year. These increase is due primarily to the purchase of property and equipment for our office.

We provided a net $777,771 from financing activities during the year ended December 31, 2006 as compared to $24,167 during the year ended December 31, 2005. The increase is due to new borrowings. We borrowed $176,489 for the purchase of the 8th floor of an office building; $38,395 for new computer equipment; $112,161 for new office furniture; and $93,100 for a working capital loan. Other short term loans from financial institutions used for working capital comprise the difference.

ATN Cash Flow for Fiscal Years Ended December 31, 2005 and 2004

The following table summarizes ATN’s cash flow activities during the fiscal years ended December 31, 2005 and 2004:

	ATN Capital E Participações Ltda Fiscal Years Ended December 31,
	2005	2004

Net Cash Provided (Used) By Operating Activities	$211,170	$(13,134)

Net Cash Used in Investing Activities	(100,414)	(67,032)

Net Cash Provided (Used) In Financing Activities	(91,760)	73,161

Net increase (decrease) in Cash and Cash Equivalents	11,229	26,268

Cash and Cash Equivalents - Beginning of Period	56,958	30,690

Cash and Cash Equivalents - End of Period	$45,729	$56,958

We provided $211,170 in cash from our operating activities during the year ended December 31, 2005 as compared to $13,134 used in the prior year ended December 31, 2004. The increase of $197,976, or a 1.016% increase in the operating activities funds, is attributable primarily to the following factors:

•	Increase in our accounts payable of $80,740;

•	Increase in accrued taxes of $539,928;

•	Increase in accrued payroll of $66,561; and

•	Increase in accrued employee benefits of $53,747.

These increases were offset by decreases in:

•	Net loss of $414,783;

•	Accounts receivable of $43,222;

•	Return of capital advances of $97,066; and

•	Decrease in accrued expenses of $55,658.

We used $100,414 in cash from our investing activities during the year ended December 31, 2005 as compared to $67,032 used in the prior year. This increase of $33,382 is due primarily to the purchase of fixed assets.

We used a net $91,760 from our financing activities during the year ended December 31, 2005 as compared to the prior year in which we used a net of $73,161. This decrease in 2005 is due primarily to the net repayment of our bank loan.

Balance Sheet Items

Consolidated for Fiscal Years Ended December 31, 2006 and 2005

As of December 31, 2006, we had total current assets of $1,192,883, as compared to $940,809 as of December 31, 2005. Our total assets as of December 31, 2006 were $3,288,172 as compared to $943,368 as of December 31, 2005. We had total current liabilities of $3,075,832 as of December 31, 2006 as compared to $57,205 as of December 31, 2005, and we had total liabilities of $3,405,544 as compared to $57,205 as of December 31, 2005.
This increase total liabilities is primarily due to the acquisition of ATN and the inclusion of their liabilities, mainly accrued municipal service taxes of $1,637,618. We also had new loans totaling $833,238 during the year ended December 31, 2006.

As of December 31, 2006, our total Stockholders’ Equity (deficit) was $(117,372) as compared to $886,163 at December 31, 2005. This was due to the net loss of $1,264,576 offset by the additional paid in capital for the purchase of ATN.

ATN Balance Sheet for Fiscal Years Ended December 31, 2005 and 2004

We had total current assets of $331,452 as of December 31, 2005, as compared to $321,236 as of December 31, 2004. Our total assets as of December 31, 2005 were $646,301 as compared to $594,817 as of December 31, 2004. We had total current liabilities of $1,813,140 as of December 31, 2005 as compared to $1,292,566 as of December 31, 2004. Our total stockholders' deficit as of December 31, 2005 was $(1,187,045) as compared to $(742,037) as of December 31, 2004. Changes in our balance sheet items reflect, among other things, the net of amounts expended for our operations, increased accruals for municipal service taxes, payroll and employee benefits, and a decrease in our bank loans.

Liquidity and Capital Resources

Our Company is able to cover its normal and operating expenditures through its normal operations. We do not anticipate any unusual material expenditures, and if such an event should arise, we have approximately $750,000 in cash in our US bank accounts to cover such an event. Since our operating subsidiary, ATN, has been in existence for over ten years, the Company does not anticipate any changes in operations in its normal course of business and the Company has no major plans to change its current mode of operations.

On February 27, 2006, we completed an acquisition transaction with ATN whereby we acquired 400,000 shares of ATN common stock, constituting 80% of ATN’s issued and outstanding capital stock, from the two stockholders of ATN in exchange for 2,000,000 shares our common stock. Upon the consummation of such share exchange, the two stockholders of ATN became holders of approximately 23.72% of our outstanding common stock in the aggregate and ATN became our majority-owned subsidiary.

As of December 31, 2006, we had cash of $896,531 and total assets of $3,288,172. As of December 31, 2005, we had cash of $940,809 and total assets of $943,368. This increase is primarily due to the assets acquired in the acquisition of ATN. Assets acquired include accounts receivable of $198,451, equipment, net of accumulated depreciation of $314,849 and intangible assets including customer lists, tradenames and goodwill of $1,513,656. Additional purchases of fixed assets during the year totaled $526,655. We had a negative working capital of $1,882,949 at December 31, 2006, of which $1,637,618 relate to disputed municipal taxes in connection with ATN’s prior and ongoing operations.

Short Term Debt

The Company has several loans with various Brazilian banks and financial institutions. The loans are secured by personal guarantees of the Company’s principal shareholders and bear interest at rates ranging from 6% to 36%. The balance of the loans at December 31, 2006 was $621,052.

Long Term Debt

On April 17, 2006, the Company closed on a real estate transaction to purchase the 8th floor of an executive office building for ATN Capital E Participações Ltda.’s executive offices. The purchase price of approximately $176,489 was funded with a 20% down payment payable over four months and an 8 year adjustable rate mortgage currently at 12%.

In August, 2006, the Company purchased new computer equipment from DELL Brazil. The equipment valued at approximately $38,395 is financed over a three year period at 14.4% per year.

In August, 2006, the Company borrowed a working capital loan from Banco Bradesco. The loan is valued at approximately $93,100 and is payable in 24 monthly installments at 2.7% per month, commencing September 17, 2006. The loan is guaranteed by a promissory note signed by ATN’s directors. At December 31, 2006, the balance is $78,921.

In September, 2006, the Company purchased new furniture. The furniture valued at approximately $112,161 is financed over a five year period at 5.69% per year plus the inflation index. The loan is payable in 48 monthly installments commencing October 8, 2007. The loan is secured by the furniture.

An analysis of the current and long-term portion of the debt at December 31, 2006 is as follows:

Total loans outstanding	$405,966
Less: current portion	76,254

Long-term portion	$329,712

At December 31, 2006, maturities of long term debt are as follows:

2008	$96,708
2009	72,471
2010	50,100
2011	43,074
2012 and thereafter	67,359
Total	$329,712

Our financial statements have been prepared on the basis that we will continue as a going concern, which contemplates the realization and satisfaction of our liabilities and commitments in the normal course of business.

We believe that our increased revenues and our cash on hand will be sufficient to sustain our operations at our current levels for the next twelve months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

DESCRIPTION OF PROPERTY

Our executive offices in the U.S.A. are located at 4500 Steiner Ranch Boulevard, Suite 1708, Austin, Texas 78732. This space is the residence of our Secretary and we utilize the space on a rent-free basis pursuant to a verbal understanding with our Secretary.

On November 16, 2006 we reported our closing on April 17, 2006 of a real estate transaction to purchase the 8th floor of an executive office building for ATN’s executive offices, for a purchase price of approximately $208,000. The purchase price was funded with a 20% down payment payable over four months and an 8-year adjustable rate mortgage currently at 12%.

ATN’s new executive offices are located on the 8th Floor of a modern 11-storey executive office building located at Largo de São Francisco de Paula 42, Centro Historico Rio de Janeiro, CEP 20.051-070. ATN’s office space consists of 500 square meters: of which 300 square meters is used as a call center; 50 square meters is used for administrative offices; 20 square meters is used for our conference room; and 60 square meters is used for a training room with a 30-person capacity. The Company also owns 16 parking spaces in the building which is an added benefit to conducting business in the middle of Rio de Janeiro’s downtown historical center. ATN’s President, Omar Malheiro Silva Araújo, has purchased the 9th floor of the same building and has leased it to the Company for annual rent of $27,500 pursuant to a verbal agreement with the Company.

ATN also has a second office in Vitoria, Brazil with a space of 100 square meters and 15 employees. This office engages primarily in recovering delinquent accounts in the state of Espirito Santo.

ATN has given up a third office space in Niteroi, Brazil and has consolidated the services once provided by the Niteroi office in its new executive offices.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND DIRECTOR INDEPENDENCE

Certain Relationships and Transactions with Related Persons

On November 22, 2005, we entered into a Debt Conversion Agreement with Keyano, the holder of our convertible promissory note having a principal amount plus accrued interest of $1,063,750. Under the Debt Conversion Agreement, we converted Keyano’s note and any accrued interest into our common stock at a rate of $0.20 per share. 5,318,750 shares of our common stock were delivered to Keyano and the note was cancelled. Keyano is an affiliate of our director and current Chief Executive Officer, President and Treasurer, Elie Saltoun, who is the owner of a 50% interest in Keyano.

On February 27, 2006, we consummated the transactions contemplated by a share exchange agreement among us, ATN, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas, both directors and officers of ATN. Pursuant to the share exchange agreement, we acquired 80% of the outstanding capital stock of ATN in exchange for 2,000,000 shares of our common stock, in the aggregate. As a result of this transaction, Messrs. Araújo and Fraguas became the owners of 23.72% of our outstanding capital stock.

ATN’s new executive offices are located on the 8th Floor of a modern 11-storey executive office building located in the historical center of Rio de Janeiro, Brazil and ATN's President, Omar Malheiro Silva Araújo, has purchased the 9th Floor of the same building.  Pursuant to a verbal agreement with the Company, Mr. Araújo has also leased the 9th Floor to us for an annual rent of $27,500.

Director Independence

The Board of Directors is currently composed of 2 members, Mr. Saltoun and Mr. Nunez. None of our directors are “independent” directors, as that term is defined under the Nasdaq listing standards.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has been no established public trading market for our common stock and, none of our shares of our common stock are eligible for sale in a public trading market. There is no current price quoted for our common stock.

Since all of the securities issued by the Company to all of its current stockholders, other than the ATN shareholders were issued at a time when the company was a blank check company, in accordance with the guidance provided by the November 1, 1999 letter sent by Ken Worm, the Assistant Director of NASD Regulation, to Richard Wulff, the Chief of the Commission’s Office of Small Business of the Division of Corporation Finance and Mr. Wulff’s January 21, 2000 response, those shares are not eligible to be transferred in reliance on any of the exemptions in Section 4(1) of the Securities Act. Accordingly, none of our stock is eligible to be sold pursuant to Rule 144 under the Securities Act. Instead, they must be registered to be sold regardless of how many years that the shares remain outstanding.

As of May 14, 2007, our common stock was held by 81 stockholders of record.

Continental Stock Transfer and Trust Company is currently acting as our transfer agent. Continental Stock Transfer and Trust Company may be reached at 17 Battery Place, New York, New York 10004, telephone (212) 509-4000.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chief Executive Officer, for services during the last three fiscal years in all capacities to us, our subsidiaries and predecessors. No executive officer received compensation of $100,000 or more in any of the last three fiscal years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Elie Saltoun CEO	2006	0	0	0	0	0	0	0		0

Jeffrey Nunez Secretary	2006	0	0	0	0	0	0	15,000	(1)	0

Narrative Disclosure to Summary Compensation

(1) Reflects $10,000 received on June 27, 2006 and $5,000 received on December 20, 2006 by Jeffrey Nunez, as consideration for his services as our Secretary.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives, during the fiscal year ended December 31, 2006.

Additional Narrative Disclosures

All of our employees, including our executive officers, are employed at will and none of our employees has entered into an employment agreement with us. We do not have any bonus, deferred compensation or retirement plan.

Our CEO, Mr. Saltoun, has the use of a corporate American Express Card for business-related expenses. During fiscal year 2006 $10,000 was reimbursed to Mr. Saltoun for expenses incurred on behalf of the Company during a 2006 trip to Zurich, Cairo and New York.

The President and CEO of ATN, Omar Malheiro Silva Araújo, receives an annual salary of approximately US$72,394 and receives health and life insurance coverage valued at US$9,192 per year. ATN’s General Manager, Manuel da Costa Fraguas receives an annual salary of approximately US$37,019 and receives health and life insurance coverage valued at US$ 8,093.

Director Compensation

We have no standard arrangements in place to compensate our directors for their service as directors or as members of any committee of directors. In the future, if we retain non-employee directors, we may decide to compensate them for their service to us as directors and members of committees.

FINANCIAL STATEMENTS

See the index to our financial statements and our financial statements following Part I of this prospectus.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

There have been no disagreements regarding accounting and financial disclosure matters with our independent certified public accountants.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC, a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC's website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

LEXICON UNITED INCORPORATED

LEXICON UNITED INCORPORATED AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED
DECEMBER 31, 2006 AND 2005

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Lexicon United Incorporated
Austin, TX

We have audited the accompanying consolidated balance sheets of Lexicon United Incorporated and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company incurred net losses of $1,264,576 and $463,902 for the years ended December 31, 2006 and 2005, respectively, and has an accumulated deficit of $1,890,063 and negative working capital of $1,882,949 at December 31, 2006. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Meyler & Company, LLC

Middletown, NJ April 15, 2007, except for Notes A and E which are May 10, 2007

LEXICON UNITED INCORPORATED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$896,531	$940,809
Accounts receivable	198,236
Other receivables	95,929
Prepaid expenses	2,187
Total Current Assets	1,192,883	940,809

FIXED ASSETS, net of accumulated depreciation
of $273,845 and $284 in 2006 and 2005, respectively	581,633	2,559

OTHER ASSETS
Customer lists, net of amortization of $51,372	462,361
Trade names, net of amortization of $22,017	198,154
Goodwill	853,141
Total Other Assets	1,513,656
TOTAL ASSETS	$3,288,172	$943,368

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES
Loans payable to banks	$621,052
Current portion of long term debt	76,254
Accounts payable	191,528
Loans payable to officer		$55,467
Accrued expenses	235,496	1,738
Accrued municipal service taxes	1,637,618
Accrued payroll	170,618
Accrued employee benefits	143,266
Total Current Liabilities	3,075,832	57,205

LONG TERM LIABILITIES
Long term debt	329,712
Total Long Term Liabilities	329,712

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock $0.001 par value, 10,000,000 shares
authorized, none issued and outstanding
Common stock, $0.001 par value 40,000,000 shares
authorized, 8,456,250 and 6,456,250 issued and outstanding
at December 31, 2006 and 2005, respectively	8,456	6,456
Paid in capital	1,903,194	1,505,194
Accumulated deficit	(1,890,063)	(625,487)
Accumulated other comprehensive loss	(138,959)
Total Stockholders’ Equity (Deficit)	(117,372)	886,163

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$3,288,172	$943,368

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31,
	2006	2005
REVENUE	(Restated)
Service revenues	$2,512,205
Total Revenue	$2,512,205

COST OF SERVICES	1,901,898

GROSS PROFIT	610,307

COSTS AND EXPENSES
Debt conversion expense		$340,400
Selling, general and administrative	1,447,267	100,026
Interest expense	108,893	44,450
Stock based compensation	(203,065)	5,000
Loss on disposal of fixed assets
Depreciation	86,673	284
Amortization	73,389

TOTAL COSTS AND EXPENSES	1,919,287	490,160

OTHER INCOME (EXPENSE)
Interest income and other	44,404	26,258
Total Other Income (Expense)	(44,404)	26,258

NET LOSS	$(1,264,576)	$(463,902)

NET LOSS PER COMMON SHARE	$(0.16)	$(0.27)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	8,143,921	1,695,445

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES	(Restated)
Net loss	$(1,264,576)	$(463,902)
Noncash items included in net loss:
Depreciation	86,673	284
Stock based compensation		5,000
Debt conversion expense		340,400
Disposal of fixed assets, net	175,757
Amortization of intangibles	73,389
Decrease (increase) in assets and liabilities:
Accounts receivable	215
Other receivables	(21,487)
Prepaid expenses	10,643
Increase (decrease) in liabilities:
Accounts payable	108,059	(10,957)
Accrued expenses	(50,371)	(19,644)
Accrued municipal service taxes	590,517
Accrued interest		63,750
Accrued payroll	41,968
Accrued employee benefits	47,049
Capital advances to be returned
Net Cash Provided (Used) by Operating Activities	(202,164)	(85,069)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash received in acquisition	45,729
Purchase of fixed assets	(199,888)	(2,843)
Net Cash Provided (Used) by Investing Activities	(154,159)	(2,843)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable (repayments) to officer	(55,467)	43,467
Interest payable to officer		(19,300)
Repayment of long term debt	(18,961)
Loans from financial institutions	525,432
Net Cash Provided (Used) in Financing Activities	451,004	24,167

EFFECT OF EXCHANGE RATE OF CASH	(138,959)
Net Decrease in Cash	(44,278)	(63,745)

CASH, beginning of period	940,809	1,004,554

CASH, end of period	$896,531	$940,809

See accompanying notes to financial statements

LEXICON UNITED INCORPORATED AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$108,893	$119,409

Non cash items
Conversion of promissory notes		1,000,000
Purchase of furniture and equipment	150,556
Purchase of office facility	176,489

Assets acquired and liabilities assumed in
acquisition of subsidiary
Cash	$45,729
Clients	198,451
Accounts receivable	1,215,985
Equipment	539,651
Accumulated depreciation	(224,802)
Taxes recoverable	66,218
Prepaid expenses	12,830
Other assets	8,224
Customer lists	513,733
Tradenames	220,171
Goodwill	853,141
Agreements payable	1,272,396
Accounts payable	83,469
Accrued expenses	149,839
Loans payable	193,780
Taxes payable	1,349,847
Issuance of common stock	400,000

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
December 31, 2006

					Accumulated
			Additional		Other
	Common Stock		Contributed	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total
Balance, December 31, 2004	1,112,500	$1,112	$101,388	$(161,585)		$(59,085)

Conversion of promissory note
(effective November 22, 2005)	5,318,750	5,319	1,398,831			1,404,150
Stock based compensation
(effective October 31, 2005)	25,000	25	4,975			5,000
Net loss for year ended December 31, 2005				(463,902)		(463,902)
Balance, December 31, 2005	6,456,250	6,456	1,505,194	(625,487)		886,163

Issuance of common stock for purchase of
ATN Capital E Participacoes Ltda	2,000,000	2,000	398,000			400,000
Net loss for the year ended December 31, 2006				(1,264,576)		(1,264,576)
Adjustments from exchange rate changes					$(138,959)	(138,959)
Balance, December 31, 2006	8,456,250	$8,456	$1,903,194	$(1,890,063)	$(138,959)	$(117,372)

See accompanying notes to financial statements.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A - RESTATEMENTS

The financial statements for the year ended December 31, 2006 have been restated as follows:

	As Reported	As Restated
Consolidated Statement of Operations
Costs and expenses:
Loss on disposal of fixed assets		$203,065	(A)
Cash Flow Statement
Purchase of fixed assets	$526,655	199,888	(B)
Loans payable (repayments) to officer		55,467	(B)
Repayment of long term debt		18,961	(B)
Loans from financial institutions	777,771	525,432	(B)
Non-cash items:
Purchase of furniture and equipment		150,278	(B)
Purchase of office equipment		176,489	(B)
Notes:
(A) Reclass from non-operating to operating.
(B) Certain purchases of fixed assets considered non-cash transactions and gross-up of borrowings and repayments.

NOTE B - NATURE OF BUSINESS AND GOING CONCERN

Organization

Lexicon United Incorporated and Subsidiary was incorporated on July 17, 2001 under the laws of the State of Delaware and has been a blank check company until February 27, 2006, when it was acquired. ATN Capital E Participações, Ltda., a Brazilian Company (“ATN”). ATN was incorporated in April 1997 and is in the business of managing and servicing accounts receivable for large financial institutions. The Company’s focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due). The Company generates revenues from the recovery of the delinquent accounts receivable on a fee basis. From July 17, 2001 to December 31, 2005, the Company was deemed to be and reported as, a development stage enterprise, as defined under SFAS No. 7.

Going Concern

As indicated in the accompanying financial statements, the Company has incurred net losses of $1,264,576 in 2006 and $463,902 in 2005 and an accumulated deficit of $1,890,063 and has a negative working capital of $1,882,949 at December 31, 2006. Management’s plans include raising capital through the equity markets to fund future operations and generating of revenue through its business. Failure to raise adequate capital and generate adequate sales revenues could result in the Company having to curtail or cease operations. Additionally, even if the Company does raise sufficient capital to support its operating expenses and generate adequate revenues, there can be no assurances that the revenue will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less to be cash equivalents. There were cash equivalents of $78,518 in 2006 and none in 2005.

Equipment and Depreciation

Equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company derives its revenue primarily from collection of distressed debt by entering into non binding agreements with financial institutions to collect their debt. Once an agreement is reached with the debtor of the financial institution based upon established parameters, an installment agreement is established. The Company is then entitled to a commission on the agreed settlement. The Company earns and records the pro rata commission for each installment, when the installment payments are received from the debtors.

Consolidated Financial Statements

The consolidated financial statements include the Company and its 80% owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Intangible Assets

Intangible assets of customer lists and trade names are amortized over a ten year life. The annual amortization recorded is $73,390.

   Fair Values of Financial Instruments

The Company uses financial instruments in the normal course of business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Significant estimates used in accounting for income taxes relate to determination of taxable income and the determination of differences between book and tax bases.

Net Loss Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting standards (“SFAS”) No. 128, “Earnings per Share.” SFAS per share (“EPS”) requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to Common Stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the periods, however, no potential common shares are included in the computation of any diluted per share amounts when a loss from continuing operations exists.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The Company considers the Brazilian currency (Reais) to be its functional currency. Assets and liabilities were translated into U.S. dollars at the period end exchange rates. The equity accounts were translated at historical rates. Statement of Operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were accumulated in other comprehensive income (loss), a separate component of stockholders’ deficit.

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt the provisions of FIN 48 beginning in the first quarter of 2008. The Company is currently in the process of determining the impact, if any, of adopting the provisions of FIN 48 on its financial position, results of operations and liquidity.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. The Company expects to adopt the provisions of FIN 48 beginning in the first quarter of 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 157 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its condensed consolidated balance sheet. Under SFAS No. 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS No. 158 is effective as of the end of the fiscal year ending after December 15, 2006 and shall not be applied retrospectively. The Company believes at this time that the adoption of SFAS No. 158 will not have a material impact on its consolidated financial statements as the Company does not have any defined benefit pension or other postretirement plans.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 does not change the guidance in SAB No. 99, “Materiality,” when evaluating the materiality of misstatements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB No. 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company adopted SAB No. 108 for the fiscal year ended November 30, 2006. Adoption of SAB No. 108 did not have a material impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows entities to measure at fair value many financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We have not determined what impact, if any, that adoption will have on our results of operations, cash flows or financial position.

 NOTE E - ACQUISITION OF ATN CAPITAL E PARTICIPAÇÕES, LTDA.

On December 12, 2005 (amended January 18, 2006), Lexicon United Incorporated (the “Company”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with ATN Capital E Participações Ltda., a Brazilian limited company (“ATN”) and with Omar Malheiro Silva Araiyo and Manuel da Costa Froguas, each shareholders of ATN (the “ATN Shareholders”), pursuant to which the Company agreed to acquire four hundred thousand (400,000) shares of outstanding capital stock of ATN (“ATN Shares”) from the ATN shareholders, in exchange for two million (2,000,000) shares of the Company’s common stock, in the aggregate. The ATN Shares constitute eighty percent (80%) of ATN’s issued and outstanding shares.

In connection with the share exchange agreement, the Company valued the 2,000,000 shares issued at $0.20 per share for an aggregate value of $400,000.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE E - ACQUISITION OF ATN CAPITAL E PARTICIPAÇÕES, LTDA. (CONTINUED)

The fair value of the net assets acquired at January 1, 2006 is as follows:

Cash	$45,729
Accounts receivable	198,451
Other receivables	74,442
Prepaid expenses	12,830
Fixed assets	314,849
Customer lists	513,733
Tradenames	220,171
Liabilities assumed	(1,833,346)
$(453,141)

80% acquisition	$362,513
Purchase price	400,000
Goodwill	762,513
20% negative minority interest in
common stock of ATN	90,628
Net Goodwill	$853,141

Pro-forma Statement of Operations for the Year Ended December 31, 2005 is as follows:

	Lexicon	ATN	Combined
Revenue		$2,284,611	$2,284,611
Cost of services		1,266,622	1,266,622
Gross profit		1,017,989	1,017,989
Cost and expenses	$490,160	1,432,772	1,922,932
Other income	26,258		26,258
Net loss	$(463,902)	$(414,783)	$(878,685)
Net loss per common share	$(0.27)		$(0. 24)
Weighted average shares outstanding	1,695,445		3,695,445

*Assumes 2,000,000 shares issued for the acquisitions were outstanding for the entire period.

The Company has concluded that the acquisition occurred as at January 1, 2006 for financial statement purposes since the activity to the date of acquisition (February 27, 2006) was not deemed to be material.

NOTE F - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents consists of money market funds held at a single financial institution.

NOTE G - FIXED ASSETS

Fixed Assets are comprised of the following:

Estimated
	December 31		Estimated Useful Life
	2006	2005
Building	$210,477		25 years
Office furniture and equipment	$561,896	$2,843	10 years
Leasehold improvements	$83,104		25 years
	$855,477	2,843
Less accumulated depreciation	$273,844	284
	$581,633	$2,559

LEXICON UNITED INCORPORATED AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE H - LOANS PAYABLE TO BANKS

 The Company has several loans with various Brazilian banks and financial institutions. The loans are secured by personal guarantees of the Company’s principal shareholders and bear interest at rates ranging from 6% to 36%. The balance of the loans at December 31, 2006 was $621,052.

 NOTE I - LONG TERM DEBT

On April 17, 2006, the Company closed on a real estate transaction to purchase the 8th floor of an executive office building for ATN Capital E Participações Ltda.’s executive offices. The purchase price of approximately $176,489 was funded with a 20% down payment payable over four months and an 8 year adjustable rate mortgage currently at 12%.

In August, 2006, the Company purchased new computer equipment from DELL Brazil. The equipment valued at approximately $38,395 is financed over a three year period at 14.4% per year.

In September, 2006, the Company purchased new furniture. The furniture valued at approximately $112,161 is financed over a five year period at 5.69% per year plus the inflation index. The loan is payable in 48 monthly installments commencing October 8, 2007. The loan is secured by the furniture.

In August, 2006, the Company borrowed a working capital loan from Banco Bradesco. The loan is valued at approximately $93,100 and is payable in 24 monthly installments at 2.7% per month, commencing September 17, 2006. The loan is guaranteed by a promissory note signed by ATN’s directors. At December 31, 2006, the balance is $78,921.

     An analysis of the current and long-term portion of the debt at December 31, 2006 is as follows:

Total loans outstanding	$405,966
Less: current portion	76,254

Long-term portion	$329,712

At December 31, 2006, maturities of long term debt are as follows:

2008	$96,708
2009	72,471
2010	50,100
2011	43,074
2012 and thereafter	67,359
Total	$329,712

NOTE J - CONVERTIBLE PROMISSORY NOTE - RELATED PARTY

In August of 2004, the Company issued a convertible promissory note to Keyano Corporation, a company 50% owned by the President of the Company, in the amount of $1,000,000 with a simple rate of interest of 5% per annum. The principal and related interest was due on August 12, 2007. The principal and all accrued interest was convertible into the Company’s common stock based upon a share price of $0.25 per share. The agreement provided for an antidilution provision relating to stock splits and recapitalization.

On November 22, 2005, the Company entered into a Debt Conversion Agreement with Keyano to convert the convertible promissory note in the amount of $1,000,000 plus accrued interest of $63,750 into common stock of Lexicon United Incorporated and Subsidiary. The conversion price was adjusted from $1.00 (after a 4 for 1 stock split in June, 2005) per share to $0.20 per share as an incentive to convert the loan. As a result of the conversion, Keyano received 5,318,750 shares of restricted common stock and the note was cancelled. Consistent with SFAS No. 84, Induced Conversions of Convertible Debt, the Company recorded $340,400 as Debt conversion expense in the Statement of Operations related to this induced conversion. The Debt conversion expense represents the fair value, as determined by Management, of the securities issued in excess of the fair value of the securities issued under the initial conversion agreement.

LEXICON UNITED INCORPORATED AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE J - CONVERTIBLE PROMISSORY NOTE - RELATED PARTY (CONTINUED)

NOTE K - ACCRUED MUNICIPAL SERVICE TAX

The Company is responsible to the Brazilian taxing authorities for a municipal service tax at the rate of 5% based upon salaries by location. Since the Company paid taxes at rates lower than the 5%, it is liable for the balance. The Company is in dispute with the taxing authorities relating to this matter. Since it is probable that such amount will be paid, an accrual has been recorded in the financial statements. The accrual at December 31, 2006 was $1,637,618.

 NOTE L - INCOME TAXES

The Company utilizes SFAS No 109, Accounting for Income Taxes. Under this method, the Company recognizes a deferred tax liability or asset for temporary differences between the tax basis of an asset or liability and the related amount reported on the financial statements.

The principal type of differences, which are measured at current tax rates, are net operating loss carryforwards. At December 31, 2006, these differences resulted in a deferred tax asset of $465,000. SFAS No. 109 requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Since realization is not assured, the Company has recorded a valuation allowance for the entire deferred tax asset, and the accompanying financial statements do not reflect any net asset for deferred taxes at December 31, 2006.

The Company has a U.S. net operating carry forward loss of approximately $300,000 which expires commencing 2027 and a $390,000 carry forward loss in Brazil with unlimited carry forward period.

 NOTE M - RENT EXPENSE

The Company currently is leasing one floor of its office facilities from the President of the Brazilian subsidiary. The lease commenced on May 26, 2006 and is renewable annually. The annual rent is $27,500 per year. The Company was able to terminate its former lease without penalties. Rent expense for the year ended December 31, 2006 was $57,439.

 NOTE N - REVERSE STOCK SPLIT

On April 29, 2005, the stockholders of the Company approved a 4 for 1 reverse split. This split became effective on June 28, 2005. All share and per share information in the financial statements and notes to the financial statements have been restated to give effect to this 4 for 1 reverse stock split.

 NOTE O - REVENUE CONCENTRATIONS

For the year ended December 31, 2006, revenues from five major customers exceeded 10% individually and represented 68.25% of total revenues.

ATN CAPITAL E PARTICIPAÇÕES, LTDA.

FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED
DECEMBER 31, 2005 AND 2004

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

Board of Directors
ATN Capital E Participacoes, Ltda
Rio De Janiero, Brazil

We have audited the accompanying balance sheets of ATN Capital E Participacoes, Ltda. as of December 31, 2005 and 2004(restated) and the related consolidated statements of operations and stockholder’s deficit, and cash flows for each of the two years in the period then ended.. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATN Capital E Participacoes, Ltda. as of December 31, 2005 and 2004(restated), and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note B of the financial statements, the Company has incurred cumulative net losses of $1,285,108 since inception and has a negative working capital of $1,481,688 and there are existing uncertain conditions the Company faces relative to its ability to obtain capital and operate successfully. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note B. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Meyler & Company, LLC

Middletown, NJ
December 1, 2006, except for Note A which is April 15, 2007

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
BALANCE SHEETS

	December 31,
	2005	2004
		(restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$45,729	$56,958
Accounts Receivable	198,451	155,229
Other receivables	74,442	98,562
Prepaid expenses	12,830	10,487
Total current assets	331,452	321,236

FIXED ASSETS
Equipment, net of accumulated depreciation
of $223,690 and $164,544, respectively	314,849	273,581

TOTAL ASSETS	$646,301	$594,817

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Current portion loans payable to banks	$173,574	$241,252
Accounts Payable	83,469	2,729
Accrued Expenses	284,129	339,787
Accrued Municipal Service Taxes	1,047,101	507,173
Accrued Payroll	128,650	62,089
Accrued Employee Benefits	96,217	42,470
Capital advances to be returned	-	97,066

Total current liabilities	1,813,140	1,292,566

LONG TERM PORTION OF LOANS PAYABLE TO BANKS	20,206	44,288

TOTAL LIABILITIES	1,833,346	1,336,854

STOCKHOLDERS' DEFICIT
Common Stock, par value R$1.00 per share,
500,000 shares authorized and outstanding	382,919	382,919
Accumulated deficit	(1,285,108)	(870,325)
Accumulated other comprehensive loss	(284,856)	(254,631)
TOTAL STOCKHOLDERS' DEFICIT	(1,187,045)	(742,037)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$646,301	$594,817

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2005	2004
		(restated)
SERVICE REVENUE	$2,284,611	$1,747,955

COST OF SERVICES	1,266,622	1,069,480

GROSS PROFIT	1,017,989	678,475

COSTS AND EXPENSES

Selling, general and administrative	1,298,667	1,022,061
Interest expense	74,959	118,645
Depreciation	59,146	77,180
Total costs and expenses	1,432,772	1,217,886

NET LOSS	$(414,783)	$(539,411)

NET LOSS PER COMMON SHARE	$(0.83)	$(1.08)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING	500,000	500,000

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		(restated)
Net loss	$(414,783)	$(539,411)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	59,146	77,180
Decrease (increase) in assets:
Accounts receivable	(43,222)	(79,481)
Other receivables	24,120	(7,003)
Prepaid expenses	(2,343)	7,058

Increase (decrease) in liabilities:
Accounts payable	80,740	1,753
Accrued expenses	(55,658)	174,291
Accrued Taxes	539,928	420,128
Accrued Payroll	66,561	-
Accrued Employee Benefits	53,747	-
Capital advances to be returned	(97,066)	(41,381)

NET CASH PROVIDED BY OPERATING ACTIVITIES	211,170	13,134

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(100,414)	(67,032)

NET CASH USED IN INVESTING ACTIVITIES	(100,414)	(67,032)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions, net of repayments	(91,760)	73,161

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(91,760)	73,161

EFFECT OF EXCHANGE RATE ON CASH	(30,225)	7,005

NET (DECREASE) INCREASE IN CASH	(11,229)	26,268

CASH, beginning of year	56,958	30,690

CASH, end of year	$45,729	$56,958

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid	$74,959	$118,645

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
STATEMENT OF STOCKHOLDERS’ DEFICIT
DECEMBER 31, 2005

	Common	Accumulated	Comprehensive
	Stock	Deficit	Loss	Total

Balance, December 31, 2003	$382,919	$(330,914)	$(261,636)	$(209,631)

Net loss for the year ended December 31, 2004		(539,411)		(539,411)

Change in comprehensive loss			7,005	7,005

Balance, December 31, 2004	382,919	(870,325)	(254,631)	(742,037)

Net loss for the year ended December 31, 2005		(414,783)		(414,783)

Change in comprehensive loss			(30,225)	(30,225)

Balance, December 31, 2005	$382,919	$(1,285,108)	$(284,856)	$(1,187,045)

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

NOTE A - RESTATEMENTS

The financial statements of ATN Capital E Participações, Ltda. for the year ended December 31, 2004 have been restated. The effects of the restatements are as follows:

	December 31, 2004
	As Reported	As Restated
Accrued expenses	$159,782	$339,787	(A)
Accrued municipal tax		507,173	(A)
Accrued payroll		62,089	(A)
Accrued employee benefits		42,470
Accrued payable to credit card companies	180,000		(A)
Accrued contingent capital	187,000		(A)
Accumulated deficit	449,294	870,325	(A)(B)(C)

	Year End December 31, 2004
	As Reported	As Restated

Revenues	$1,633,964	$1,747,955	(B)
Cost of services	881,512	1,069,480	(A)
General and administrative	940,251	1,022,061	(A)
Interest expense	17,132	118,645	(C)
Depreciation	53,157	77,180	(C)

(A)
The company in reviewing the municipal service tax accruals realized that in 2004 and 2003, the Company had understated the accruals and in 2005 adjusted its financial statements. The municipal service tax is the local tax paid to municipalities. In 2004 and 2003, the Company allocated too much revenue to a jurisdiction with a significantly lower tax rate. Accordingly, the affected payroll taxes and benefits for the employees associated with the respective offices and had to be adjusted.

(B)	As a result of reviewing the municipal service tax accruals, certain commission revenues were included in cost of service. Accordingly, the revenues were reclassified.

(C)	Reclassified from general and administrative expenses.

NOTE B - NATURE OF BUSINESS AND GOING CONCERN

Nature of Business

ATN Capital E Participações, Ltda. (the “Company”), a Brazilian Company incorporated in April 1997, is in the business of managing and servicing accounts receivable for large financial institutions. The Company’s focus is on the recovery of delinquent accounts (generally, accounts that are 60 days or more past due). The Company generates revenues from the recovery of the delinquent accounts receivable on a fee basis.

Going Concern

As indicated in the accompanying financial statements, the Company has incurred cumulative net operating losses of $1,285,108 since inception and has a negative working capital of $1,481,688 at December 31, 2005. Management’s plans include merging with a public company in order to raise capital through the equity markets to fund future operations and generating of revenue through its business. Failure to raise adequate capital and generate adequate sales revenues could result in the Company having to curtail or cease operations. Additionally, even if the Company does raise sufficient capital to support its operating

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

NOTE B - NATURE OF BUSINESS AND GOING CONCERN (CONTINUED)

Going Concern (Continued)

expenses and generate adequate revenues, there can be no assurances that the revenue will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less as cash equivalents.

Equipment and Depreciation

Equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets. The estimated useful life of office equipment is five years. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Revenue Recognition

The Company derives its revenue primarily from collection of distressed debt by entering into non binding agreements with financial institutions to collect their debt. Once an agreement is reached with the debtor of the financial institution based upon established parameters, an installment agreement is established. The Company is then entitled to a commission on the agreed settlement. The Company earns and records the pro rata commission for each installment, when the installment payments are received from the debtors.

Fair Values of Financial Instruments

The Company uses financial instruments in the normal course of business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Significant estimates used in accounting for income taxes relate to determination of taxable income and the determination of differences between book and tax bases.

Net Loss Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”. SFAS No. 128 requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period.

Foreign Currency Translation

The Company considers the Brazilian currency (Reais) to be its functional currency. Assets and liabilities were translated into U.S. dollars at the period end exchange rates. The equity accounts were translated at historical rates. Statement of Operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were accumulated in other comprehensive income (loss), a separate component of stockholder’s deficit.

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), “Exchanges of Non-monetary Assets.” SFAS 153 amends the guidance in APB No. 29, “Accounting for Non-monetary Assets.” APB No.29 was based on the principle that exchanges of non-monetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS no. 154, “Accounting Changes and Error Corrections (“SFAS No. 154”) which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of ABP Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Specially, this statement requires “retrospective application” of the direct effect for a voluntary change in accounting principle to prior periods’ financial statements, if it is practical to do so. SFAS No. 154 also strictly defines the term “restatement” to mean the correction of an error revising previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and are required to be adopted by the Company in the first quarter of fiscal year 2007. Although we will continue to evaluate the application of SFAS No. 154, management does not currently believe adoption will have a material impact on our results of operations, financial position or cash flows.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” ( FIN 48), which alters the framework for recognizing income tax contingencies. Previously, under SFAS No. 5, “Accounting for Contingencies,” the focus was on the

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

subsequent liability recognition for estimated losses from tax contingencies where such losses were probable and the related amounts could be reasonably estimated. Under this new interpretation, a contingent tax asset (i.e., an uncertain tax position) may only be recognized if it is more likely than not that it will ultimately be sustained upon audit. The Company will adopt FIN 48 when it becomes applicable.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value as the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants, and establishes a fair value hierarchy of quotes and unobservable data that should be used to develop pricing assumptions. In addition, for assets and liabilities that are not actively traded, for example, certain kinds of derivatives, SFAS 157 requires that a fair value measurement include an adjustment for risks inherent in a valuation technique and/or inputs, such as those used in pricing models. SFAS 157 is effective for fiscal years beginning after November 15, 2007, however, early adoption is permitted The Company will adopt the provisions of the statement when it becomes applicable.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postemployment Plans” (SFAS 158). The statements requires an employer to recognize the funded status, measured as the difference between the fair value of plan assets and the projected benefit obligation, of its benefit plans. SFAS 158 does not change how pensions and other postemployment benefits are accounted for and reported in the income statement. Certain economic events, which previously required disclosure only in the notes to the financial statements, will be recognized as assets and liabilities and offset in Accumulated other comprehensive income, net of tax, on the Statement of Stockholders’ Equity to the extent such amounts are not recognized in earnings as part of net periodic benefit costs. Amounts recognized in Accumulated other comprehensive income are adjusted as they are subsequently recognized in earnings. Management does not anticipate that adoption of this Standard will have a material effect on the Company’s financial position or results of operations.

NOTE E - FIXED ASSETS

Fixed assets is comprised of the following:
	December 31,
	2005	2004
Office equipment, primarily computers	$299,778	$230,118
Leasehold improvements	238,761	208,007
	538,539	438,125
Less accumulated depreciation	223,690	164,544

	$314,849	$273,581

NOTE F - LOANS PAYABLE TO BANKS

The Company has several loans with various Brazilian banks and financial institutions. The loans are secured by personal guarantees of the Company’s principal shareholders and bear interest at rates ranging from 6% to 36%. An analysis of the current and long-term portion is as follows:

	December 31,
	2005	2004
Total loans outstanding	$193,780	$285,540
Less: current portion	173,574	241,252

Long-term portion	$20,206	$44,288

The majority of the loans expire in November 2006.

NOTE G - ACCRUED MUNICIPAL SERVICE TAX

The Company is responsible to the Brazilian taxing authorities for a municipal service tax at the rate of 5% based upon salaries by location. Since the Company paid taxes at rates lower than the 5%, it is liable for the balance. The Company is in dispute with the taxing authorities relating to this matter. Since it is probable that such amount will be paid, an accrual has been recorded in the financial statements. The accrual at December 31, 2005 and 2004 was $1,047,101 and $507,173, respectively.

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

NOTE H - INCOME TAXES

The Company utilizes SFAS No 109, Accounting for Income Taxes. Under this method, the Company recognizes a deferred tax liability or asset for temporary differences between the tax basis of an asset or liability and the related amount reported on the financial statements.

The principal type of differences, which are measured at current tax rates, are net operating loss carryforwards. At December 31, 2005, these differences resulted in a deferred tax asset of $280,442. SFAS No. 109 requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Since realization is not assured, the Company has recorded a valuation allowance for the entire deferred tax asset, and the accompanying financial statements do not reflect any net asset for deferred taxes at December 31, 2005.

The Company’s net operating carry forward loss of approximately $368,000 which has an unlimited carry forward period.

NOTE I - CAPITAL ADVANCES TO BE RETURNED

The Company’s two major stockholders have taken capital contributions from investors who were to be stockholders. It was subsequently decided to return the capital contributions when cash resources becomes available.

NOTE J - RENT EXPENSE

The Company leases its corporate office in Rio de Janerio, Brazil, under a long term lease expiring in April 2010 at a fixed monthly payment of $3,800 per month. Annual increases are tied to the Brazilian inflation rate. Rent expense for the year ended December 31, 2005 and 2004 was $63,223 and $74,801 respectively. In July 2006, the Company was able to terminate the lease and purchased a new facility in a modern office building. (See NOTE K.)

NOTE K -SUBSEQUENT EVENTS

On December 12, 2005, (amended January 18, 2006) the Company entered into a share exchange agreement with Lexicon United Incorporated, a U.S. Public Company and consummated on February 27, 2006. Under the terms of the agreement, the Company will exchange 400,000 shares of its currently held by the two principal stockholders for 2,000,000 shares of Lexicon United Incorporated. The share exchange agreement provides Lexicon an 80% interest in the Company.

On April 17, 2006, the Company closed on a real estate transaction to purchase the 8th floor of an executive office building for ATN Capital E Participações, Ltda.’s executive offices. The purchase price of approximately $208,000 was funded with a 20% down payment payable over four months and an 8 year adjustable rate mortgage currently at 12%. The President of the Brazilian Company has purchased an additional floor and has agreed to lease it to the Company. The terms and conditions of the lease have not as yet been established.

ATN CAPITAL E PARTICIPAÇÕES, LTDA.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

NOTE K -SUBSEQUENT EVENTS (CONTINUED)

In August, 2006, the Company purchased new computer equipment from DELL Brazil. The equipment valued at approximately $37,500 is financed over a three year period at 14.4% per year.

In September, 2006, the Company purchased new furniture. The furniture valued at approximately $110,293 is financed over a five year period at 5.69% per year plus the inflation index. The loan is payable in 48 monthly installments commencing October 8, 2007. The loan is secured by the furniture.

In August, 2006, the Company borrowed a working capital loan from Banco Bradesco. The loan is valued at approximately $93,100 and is payable in 24 monthly installments at 2.7% per month, commencing September 17, 2006. The loan is guaranteed by a promissory note signed by ATN’s directors.

LEXICON UNITED INCORPORATED

249,735 Shares of Common Stock

PROSPECTUS

_____________, 2007

Dealer Prospectus delivery obligation

Until 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

II-1

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers.

Article FIFTH of our Certificate of Incorporation provides that we must indemnify any and all persons who we have the power to indemnify under the General Corporation Law of the State of Delaware for and against any and all of the expenses, liabilities, or other matters referred to in or covered by that law. This indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such position with the company. This indemnification is to continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of the heirs, executors and administrators of that person.

We have not entered into any indemnification agreements with our officers and directors, however, we may enter into an indemnification agreement with them or others who become our officers and/or directors in the future.

Item 25.   Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be Paid
SEC Registration Fee	$214
Printing Fees and Expenses	4,500
Legal Fees and Expenses	80,000
Accounting Fees and Expenses	60,000
Miscellaneous	3,000
Total	$147,714

Item 26.   Recent Sales of Unregistered Securities.

On February 27, 2006, we issued 2,000,000 shares of our common stock to the two stockholders of ATN, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas. The shares were offered and sold in reliance upon an exemption from registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act for offers and sales of securities that do not involve a public offering.

On November 22, 2005, we entered into a Debt Conversion Agreement with Keyano Invest Inc., the holder of our convertible promissory note having a principal amount plus accrued interest of $1,063,750. Under the Debt Conversion Agreement, we converted Keyano’s note and any accrued interest into our common stock at a rate of $0.20 per share. 5,318,750 shares of our common stock were delivered to Keyano and the note was cancelled. The shares were offered and sold in reliance upon an exemption from registration requirements of the Securities Act afforded by Section 4(2) of the Securities Act for offers and sales of securities that do not involve a public offering.

In issuing securities in reliance on Section 4(2) of the Securities Act as specified above, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offerees and us.

Item 27.   Exhibits.

 The following exhibits are included as part of this Form SB-2.

Exhibit No.	Description
2.1
Share Exchange Agreement, dated December 12, 2005, among the registrant, ATN Capital E Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on December 16, 2005)

2.2
Amendment No. 1 to Share Exchange Agreement, dated January 18, 2006, among the registrant, ATN Capital E Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on January 23, 2006)

3.1
Certificate of Incorporation of the registrant as filed with the Secretary of State of the State of Delaware on July 17, 2001 (incorporated by reference to Exhibit 2.1 in the registrant’s Form 10-SB filed on August 28, 2001)

3.2	Bylaws of the registrant adopted on July 17, 2001 (incorporated by reference to Exhibit 2.2 in the registrant’s Form 10-SB filed on August 28, 2001)

5*	Opinion of Thelen Reid Brown Raysman & Steiner LLP as to the legality of the shares

10.1
Debt Conversion Agreement, dated November 22, 2005, between the registrant and Keyano Invest Inc. (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on November 28, 2005)

10.2
Lease Agreement between the Company and Santa Casa da Misericórdia do Rio de Janeiro dated May 2, 2005 (incorporated by reference to Exhibit 10.2 in the registrant’s current report on Form 8-K filed on February 27, 2006)

14	Code of Ethics (incorporated by reference to Exhibit 14 in the registrant’s annual report for the fiscal year of 2003 filed on February 15, 2005)

21*	List of Subsidiaries of the Registrant

23.1*	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re Lexicon United Incorporated

23.2*	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re ATN Capital E Participações Ltda.

23.3*	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in exhibit 5

* Indicates that an Exhibit is being filed with this amended registration statement.

Item 28.   Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-4

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Rio de Janeiro, Brazil on May 15, 2007.

LEXICON UNITED INCORPORATED

By:	/s/ Elie Saltoun
Elie Saltoun
Chief Executive Officer, President and Treasurer

Pursuant to the requirements of the Securities Act, as amended, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities indicated on the date specified below.

Signature	Title	Date

/s/ Elie Saltoun Elie Saltoun	Chief Executive Officer, President, Treasurer and Director (Principal Executive Officer and Principal Accounting and Financial Officer)	May 15, 2007

/s/ Jeffrey G. Nunez Jeffrey G. Nunez	Secretary and Director	May 15, 2007

EXHIBIT INDEX

Exhibit No.	Description
2.1
Share Exchange Agreement, dated December 12, 2005, among the registrant, ATN Capital E Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on December 16, 2005)

2.2
Amendment No. 1 to Share Exchange Agreement, dated January 18, 2006, among the registrant, ATN Capital E Participações Ltda, Omar Malheiro Silva Araújo and Manuel da Costa Fraguas (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on January 23, 2006)

3.1
Certificate of Incorporation of the registrant as filed with the Secretary of State of the State of Delaware on July 17, 2001 (incorporated by reference to Exhibit 2.1 in the registrant’s Form 10-SB filed on August 28, 2001)

3.2	Bylaws of the registrant adopted on July 17, 2001 (incorporated by reference to Exhibit 2.2 in the registrant’s Form 10-SB filed on August 28, 2001)

5*	Opinion of Thelen Reid Brown Raysman & Steiner LLP as to the legality of the shares

10.1
Debt Conversion Agreement, dated November 22, 2005, between the registrant and Keyano Invest Inc. (incorporated by reference to Exhibit 10.1 in the registrant’s current report on Form 8-K filed on November 28, 2005)

10.2
Lease Agreement between the Company and Santa Casa da Misericórdia do Rio de Janeiro dated May 2, 2005 (incorporated by reference to Exhibit 10.2 in the registrant’s current report on Form 8-K filed on February 27, 2006)

14	Code of Ethics (incorporated by reference to Exhibit 14 in the registrant’s annual report for the fiscal year of 2003 filed on February 15, 2005)

21*	List of Subsidiaries of the Registrant

23.1*	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re Lexicon United Incorporated

23.2*	Consent of Meyler & Company, LLC, certified public accountants, Middletown, New Jersey re ATN Capital E Participações Ltda.

23.3*	Consent of Thelen Reid Brown Raysman & Steiner LLP, included in exhibit 5

 * Indicates that an Exhibit is being filed with this amended registration statement.